4-1-02

02030371

831980

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

STOLT-NIELSEN S.A.

(Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B HN
ENGLAND

(Address of principal executive offices)

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In accordance with General Instruction B, item (iii), included in this filing of Form 6-K are the following materials regarding Annual General Meeting for Stolt-Nielsen S.A., a Luxembourg company, to be held on May 2, 2002, together with Annual Report to Shareholders covering the Company's fiscal year ended November 30, 2001:

1. Chairman's letter dated March 27, 2002 *inter alia* advising of the Annual General Meeting and of Shareholder Information Meetings to be held in New York City on March 28, 2002 and in Oslo, Norway on April 3, 2002.

2. Notice of Annual General Meeting dated March 27, 2002, with (i) biographies of Director nominees and (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) forming a part thereof.

3. Annual Report to Shareholders in respect of the Company and its subsidiaries on a consolidated basis.

4. Depositary's Notice (of Citibank, N.A.) re Annual General Meeting of Stolt-Nielsen S.A.

5. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials were mailed on April 3, 2002 by Citibank, N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 22, 2002.

Stolt-Nielsen S.A.

c/o Stolt-Nielsen Ltd.
Aldwych House
71-91 Aldwych
London WC2B 4HN
England

Tel: 44 20 7 611 8960
Fax: 44 20 7 611 8964
www.stolt-nielsen.com

March 27, 2002

DEAR SHAREHOLDER:

The Annual General Meeting of Shareholders of Stolt-Nielsen S.A. will be held on Thursday, May 2, 2002 at 2:00 p.m. at the offices of Services de Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

In line with previous practice, we will also be holding informal shareholder information meetings in the U.S. and in Norway. Presentations concerning the Company's main businesses will be made, followed by a question and answer session. The meeting in New York City will take place on Thursday, March 28, 2002 at 10:30 a.m. at Citibank, 399 Park Avenue, 12th floor; in Oslo the meeting will be on Wednesday, April 3, 2002, at 9:30 a.m. at Den norske Bank ASA, Auditorium, Stranden 21. The shareholder information meetings for Stolt Offshore S.A. will precede the Stolt-Nielsen S.A. shareholder information meetings at the same locations at 9:30 a.m. in New York City and 8:30 a.m. in Oslo.

Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, Proxy Card for Common Shares relating thereto, together with the 2001 Annual Report to Shareholders. Common Shareholders of record at the close of business on March 22, 2002 will be entitled to vote at the Annual General Meeting.

If you wish your Common Shares to be voted at the Annual General Meeting, please promptly sign, date, and return the enclosed Proxy Card to assure that they will be received in time.

The Company's Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

Sincerely,

J. Stolt-Nielsen

JACOB STOLT-NIELSEN
Chairman of the Board

Stolt-Nielsen S.A.

Société Anonyme Holding
R. C. Luxembourg B. 12179
Registered office:
23, avenue Monterey
L-2086 Luxembourg

Mailing address:
c/o Stolt-Nielsen Ltd.
Aldwych House
71-91 Aldwych
London WC2B 4HN
England

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 2, 2002

The Annual General Meeting of Shareholders of Stolt-Nielsen S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey L-2086 Luxembourg, on Thursday, May 2, 2002 at 2:00 p.m., for the following purposes:

(1) To approve the holding of the Annual General Meeting on May 2, 2002, in variation from the date (third Thursday in April) set forth in Article 24 of the Company's Articles of Incorporation;

(2) To consider (i) the Report of Arthur Andersen, Luxembourg, Statutory Auditors of the Company, and (ii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2001;

(3) To approve the unconsolidated balance sheet and statement of profit and loss of the Company for the fiscal year ended November 30, 2001;

(4) To approve the consolidated balance sheet and statement of income of the Company for the fiscal year ended November 30, 2001;

(5) To approve the determination of dividends of the Company for the fiscal year ended November 30, 2001, namely (i) approval of interim dividend declared on November 13, 2001 and paid on December 19, 2001, (ii) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of Twelve and One-Half Cents (U.S. $.125) per Common Share, payable on May 29, 2002 to Shareholders of record as of May 13, 2002 and (iii) transfer of all undistributed profits to the retained earnings of the Company;

(6) To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2001;

(7) To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2003;

(8) To elect nine directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

(9) To elect the Auditors of the Company for a term to expire at the next Annual General Meeting of Shareholders.

The Board of Directors of the Company has determined that Common Shareholders of record at the close of business on March 22, 2002 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

J. Stolt-Nielsen

JACOB STOLT-NIELSEN
Chairman of the Board

Dated: March 27, 2002

To assure your representation at the Annual General Meeting, Common Shareholders are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect such Common Shareholder's right to revoke such Proxy or vote in person should you later decide to attend the meeting.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jacob Stolt-Nielsen

Mr. Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. He also serves as Chairman of the Board of Directors of Stolt Offshore S.A. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen

Mr. Niels G. Stolt-Nielsen has served as a Director of the Company since 1996. From 1996 until September 2001 he held the position of Chief Executive Officer, Stolt Sea Farm. In 2000 he was appointed to the position of Chief Executive Officer of Stolt-Nielsen S.A. Mr. Stolt-Nielsen graduated from Hoftstra University in 1990 with a BS degree in Business and Finance. He joined the Company the same year in Greenwich, Connecticut, working first as a shipbroker and then as a round voyage manager. In 1994 he opened and organized the Company's representative office in Shanghai. Mr. Niels G. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Richard Fisher

Mr. Fisher has been nominated to serve as a Director of the Company. He served as Deputy United States Trade Representative with the rank of Ambassador from 1997 to 2001, with primary responsibility for U.S. trade policy in Asia, Latin America, Mexico and Canada. He graduated with honors in Economics from Harvard in 1971, studied Latin American history at Oxford University, and received an M.B.A. from Stanford University in 1975. He then began his career with Brown Brothers Harriman & Co., rising to become Senior Manager of the firm, before creating Fisher Capital Management, a Texas-based global funds management company, of which he was Managing Partner from 1987 until he joined the U.S. government in 1997. He is a U.S. citizen.

Kinichi Hirayama

Mr. Hirayama has served as a Director of the Company since 2000. He joined NYK Line ("NYK") in 1965 and has worked in both Japan and the U.S.A. in various positions within NYK. Mr. Hirayama is presently Chairman and Chief Executive Officer of NYK Line (North America) Inc. and Senior Managing Director of NYK Line. He is a graduate of Keio University where he majored in Economics. He is a Japanese citizen.

Erling C. Hjort

Mr. Hjort has served as a Director of the Company since 1995. He is a graduate of the Faculty of Law at the University of Oslo. In 1964 he joined the Norwegian law firm, Wikborg, Rein & Co. in Oslo, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Norwegian Supreme Court and in 1993 he became the Senior Partner in Wikborg, Rein & Co. He is a Norwegian citizen.

Christer Olsson

Mr. Olsson has served as a Director of the Company since 1993. He is Chairman of WalleniusWilhelmsen Lines A/S and Vice Chairman of Wallenius Lines AB. He also serves as Chairman of UECC and the Swedish Club, Vice Chairman of Grothon Lines AB, B&N ABGC, and a Director of Atlantic Container Line AB, and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.

Jacob B. Stolt-Nielsen

Mr. Jacob B. Stolt-Nielsen has served as a Director of the Company since 1995. In 2000, he founded and currently serves as Chief Executive Officer of SeaSupplier Ltd. From 1992 until 2000 he held the

position of President, Stolthaven Terminals, with responsibility for the Company's storage business. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial Studies. He joined the Company in 1987 and served in various positions in Oslo, Singapore, Greenwich, Connecticut and Houston, Texas. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christen Sveaas

Mr. Sveaas has been nominated to serve as a Director of the Company. He is a private investor and chairs his own investment company, Kistefos AS, which has investments in shipping, offshore services, real estate and venture capital. He is a director of Orkla ASA and HemoCue AB, and is a senior advisor to the international investment firm EQT Scandinavia and EQT Northern Europe Limited. He has a Lic.Oec. HSG-degree from the University of St. Gall, Switzerland. He is a Norwegian citizen.

Christopher J. Wright

Mr. Wright has been nominated to serve as a Director of the Company. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S.A. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

STOLT-NIELSEN S.A.

DIRECTORS' REPORT FOR 2001 AND

ANNUAL ACCOUNTS FOR THE YEARS ENDED NOVEMBER 30, 2001 AND 2000

TOGETHER WITH AUDITORS' REPORT

ANDERSEN

Arthur Andersen
Réviseurs d'Entreprises
6, rue Jean Monnet
L-2180 Luxembourg
Téléphone +352 42 22 33-1
Fax +352 42 22 32
www.andersen.com

To the Shareholders of
Stolt-Nielsen S.A.:

We have audited the accompanying balance sheets of Stolt-Nielsen S.A. (a Luxembourg holding company) as of November 30, 2001 and 2000 and the related statements of profit and loss for the years then ended, and have read the related Directors' Report. These financial statements and the Directors' Report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit and to check the consistency of the Directors' Report with them.

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Stolt-Nielsen S.A. as of November 30, 2001 and 2000 and the results of its operations for the years then ended.

The Directors' Report is in accordance with the financial statements.

ARTHUR ANDERSEN
Independent Auditors

March 1, 2002

Société Civile
BP 2381 L-1023 Luxembourg TVA LU 157 907 21

STOLT-NIELSEN S.A.
Societe Anonyme
23, avenue Monterey
L-2086 Luxembourg

Report of the Board of Directors to the Annual General Meeting of Stolt-Nielsen S.A. to be held at Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg May 2, 2002

Gentlemen:

We are pleased to submit for your approval the Balance Sheet as of November 30, 2001 and Statement of Profit and Loss for the year ended November 30, 2001.

The investment in subsidiaries amounted to U.S. $315,712,097 at November 30, 2001. Dividends declared by and receivable from subsidiaries at November 30, 2001 amounted to U.S. $7,925,000.

Dividends from subsidiaries during the year ended November 30, 2001 amounted to U.S. $15,750,000. Other income totaled U.S. $309,606 and expenses were U.S. $309,606. Therefore, the 2001 financial year ended with net income of U.S. $15,750,000 and the 2000 financial year ended with net income of U.S. $15,700,000.

On April 26, 2001, the Company declared a final dividend for 2000 of U.S. $7,820,115. This amount was paid out of retained earnings on May 23,2001. Taking into account the retained earnings from 2000 of U.S. $97,597 and current year earnings of U.S. $15,750,000, retained earnings to be carried forward are U.S. $8,027,482. Additionally, the Company paid an advance dividend for 2001 of U.S. $7,894,467 on December 19, 2001.

We request that you approve the full allocation of the 2001 profit of U.S. $15,750,000 to retained earnings. We also request you to approve the determination of dividends for the fiscal year ended November 30, 2001, namely (i) approval of the advance dividend of twelve and one-half cents ($0.125) per share paid on December 19, 2001, and (ii) approval of the recommendation of the Board of Directors of payment of a final dividend of twelve and one-half cents ($0.125) per share payable out of retained earnings on May 29, 2002 to shareholders of record as of May 13, 2002.

By special vote we ask you to discharge the Directors and the Statutory Auditors of the Company for the year ended November 30, 2001.

Furthermore, we request that you elect the Independent Auditors of the Company for a term of one year.

Finally, we request you to elect as Directors of the Company Mr. Jacob Stolt-Nielsen, Mr. Niels G. Stolt-Nielsen, Mr. Jacob B. Stolt-Nielsen , Mr. Richard Fisher, Mr. Kinichi Hirayama, Mr. Erling C. Hjort, Mr. Christer Olsson, Mr. Christen Sveaas and Mr. Christopher J. Wright.

CARROLL N. BJORNSON

CHRISTER OLSSON

March 1, 2002

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STOLT-NIELSEN S.A.
BALANCE SHEETS AS OF NOVEMBER 30, 2001 AND 2000
(Currency -- U.S. Dollars)

ASSETS	2001	2000
FINANCIAL ASSETS:		
Investment in subsidiaries, at cost (Note 2b)	$ 315,712,097	$ 315,712,097
CURRENT ASSETS:		
Dividends receivable from subsidiaries	7,925,000	7,900,000
Receivables from subsidiaries (Note 2c)	168,996,427	168,117,589
Cash and time deposits (Note 2f)	9,403	64,294
	$ 492,642,927	$ 491,793,980

LIABILITIES	2001	2000
SHAREHOLDERS' EQUITY:		
Founder's shares, no par value -- 30,000,000 shares authorized, 15,651,639 and 7,970,864 shares issued and outstanding in 2001 and 2000, respectively, at stated value (Note 3)	$ -	$ -
Capital stock, no par value -- 120,000,000 Common shares authorized, 62,606,559 and 31,883,456 Common shares Issued and outstanding in 2001 and 2000, respectively, at stated value (Note 3)	62,606,559	31,883,456
60,000,000 Class B shares authorized, 30,648,690 Class B shares issued and outstanding in 2000, at stated value (Note 3)	-	30,648,690
Paid-in surplus	359,538,648	358,699,839
Legal reserve (Note 6)	6,260,693	6,253,252
Retained earnings (Note 4)	(7,722,518)	(7,747,441)
Advance dividend (Note 2d,5)	(7,894,467)	(7,854,962)
	412,788,915	411,882,834
COMMITMENTS AND CONTINGENCIES (Note 9)		
CURRENT LIABILITIES:		
Other payables and accrued liabilities	300,955	367,816
Payable to subsidiaries (Note 2c)	63,803,057	63,843,330
NET INCOME	15,750,000	15,700,000
	$ 492,642,927	$ 491,793,980

The accompanying notes are an integral part of these financial statements.

STOLT-NIELSEN S.A.
STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED NOVEMBER 30, 2001 and 2000
(Currency -- U.S. Dollars)

	2001	2000
INCOME		
Dividend income from subsidiaries	$15,750,000	$15,700,000
Cost reimbursement	309,606	343,210
Interest income	-	247
	16,059,606	16,043,457
EXPENSES		
Administrative and general expenses (Note 2e)	309,606	343,457
NET INCOME	$15,750,000	$15,700,000

The accompanying notes are an integral part of these financial statements.

STOLT-NIELSEN S.A.
NOTES TO THE FINANCIAL STATEMENTS
AS OF NOVEMBER 30, 2001 and 2000
(Currency -- U.S. Dollars)

1. CORPORATE STRUCTURE AND MANAGEMENT

Stolt-Nielsen S.A. ("SNSA" or the "Company") is a finance holding company incorporated in Luxembourg on July 5, 1974. The registered address of the Company is 23, avenue Monterey, L-2086 Luxembourg. The registered number of the Company is R.C. Luxembourg B.12.179. During the fiscal years ended November 30, 2001 and 2000, the Company held direct and indirect investments in various subsidiaries throughout the world which transport, store and distribute bulk liquid chemicals, edible oils and other specialty liquids as well as subsidiaries in the seafood and offshore contracting industries and in other subsidiaries which provide management and agency services to specified subsidiaries in the group.

The Company is reimbursed by its subsidiaries for certain general administrative expenses incurred on behalf of the subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared using generally accepted accounting principles in Luxembourg, including the following significant policies:

(a) Format of financial statements

The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company.

(b) Investment in subsidiaries

The Company accounts for its investment in its wholly owned subsidiaries at historical cost. The direct subsidiaries of the Company are as follows:

Name	Country	Historical Cost
Stolt-Nielsen Limited	Bermuda	$ 16,556
Stolt-Nielsen Transportation Group Limited (formerly Stolt Parcel Tankers, Inc.)	Liberia	$315,695,541

The aggregate Company interest in the underlying equity of direct and indirect subsidiaries was approximately $1,203 million at November 30, 2001 (2000 - $1,193 million). Although certain subsidiaries within the group have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

The Company recognizes dividend income from subsidiaries when such dividends are declared by the respective subsidiaries.

(c) Amounts due to and from subsidiaries

The classification of receivables from, and payables to, subsidiaries at November 30, 2001 and 2000 was based upon management's estimate of the dates of settlement of these accounts.

(d) Advance dividend and Annual General Meeting actions

Until such time as the shareholders have approved the disposition of advance dividends at the Annual General Meeting, the Company records such advance payments as a deduction from shareholders' equity.

(e) Administrative and general expenses

Administrative and general expenses principally included fees paid to Directors of $75,000 and $87,500 in 2001 and 2000, respectively, costs associated with meetings of the Board of Directors, professional fees and the Company's tax charges.

(f) Cash and time deposits

At November 30, 2001 and 2000, cash and time deposits principally included demand accounts.

(g) Foreign currency translation

Assets and liabilities stated in currencies other than the U.S. dollar have been translated at the exchange rate prevailing at the date of the balance sheet. Non-U.S. dollar denominated income and expenses are translated at the rate prevailing at the date of the transaction. Realized exchange gains and losses, and unrealized exchange losses, are recorded in the statement of profit and loss.

3. CAPITAL STOCK AND FOUNDER'S SHARES

The Company's authorized share capital consists of:

- 120,000,000 Common shares, no par value, and
- 30,000,000 Founders's shares, no par value

Under the Luxembourg Company Law, Founder's shares are not considered as representing capital of the Company.

In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to

Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

During 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan") under which 2,660,000 of SNSA's Common shares were reserved for future issuance. No further grants will be issued under the 1987 Plan. During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") under which 5,180,000 of SNSA's Common shares, 5,180,000 of SNSA's Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

Pursuant to the Company's Stock Option Plans, the Company issued 41,425 and 172,512 shares of Common Stock during the fiscal years ended November 30, 2001 and 2000 and 32,988 and 104,226 shares of Class B Stock during the fiscal years ended November 30, 2001 and 2000. As at November 30, 2001, options outstanding represented 1,128,438 Common shares (2000-1,189,663) and 1,778,093 Class B shares (2000 – 1,311,481). In accordance with the provisions of the Company's Articles of Incorporation, 7,680,775 and 150,755 Founder's shares were issued to the existing holder of Founder's shares during the fiscal years ended November 30, 2001 and 2000, respectively. The total proceeds received upon exercise of these options was $920,000 and $3,468,000 in 2001 and 2000 of which $7,441 and $27,673 respectively has been transferred to the Company's legal reserve for 2001 and 2000 (see Note 6).

The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company. The reclassified Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on Nasdaq.

After shareholders' approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million outstanding Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders.

4. FINAL DIVIDENDS AND RETAINED EARNINGS

The final dividend for fiscal year 2000 of $7,820,115 was approved by the shareholders as being paid out of retained earnings at the Annual General Meeting held on April 26, 2001. The resulting effects of this dividend and the advance dividend (see Note 5) on the Company's retained earnings are reflected in the following table:

Opening retained earnings at December 1, 2000	$ (7,747,441)
Net income for the year ended November 30, 2000	15,700,000
Advance dividend at November 30, 2000	(7,854,962)
Final dividend for fiscal year 2000	(7,820,115)
Retained earnings at November 30, 2001	$ (7,722,518)

A final dividend of $0.125 per share has been recommended by the Directors for 2001. Since Founder's shares participated in the interim dividend paid in December 2001 there is no further entitlement of Founder's shares for dividends for the fiscal year 2001.

5. ADVANCE DIVIDEND

In November 2001, the Board of Directors of the Company declared a dividend of $0.125 per Common share and $0.005 per Founder's share payable on December 19, 2001. The total amount of the dividend of $7,894,467 was classified as an advance dividend pending approval for payment from retained earnings at the Annual General Meeting to be held on May 2, 2002.

In November 2000, the Board of Directors of the Company declared a dividend of $0.125 per Common share, $0.125 per Class B share and $0.005 per Founder's share payable on December 20, 2000. The total amount of the dividend of $7,854,962 was classified as an advance dividend pending approval for payment from retained earnings. Approval was obtained at the Annual General Meeting, which was held on April 26, 2001.

6. LEGAL RESERVE

Under Luxembourg law, the Company is required to allocate 5% of its annual net income to a legal reserve until that reserve amounts to 10% of the issued stated capital of the Company. Alternatively, this legal reserve requirement may be satisfied by a transfer from paid-in surplus. As of November 30, 2001 and 2000, the Company's legal reserve was fully satisfied. The Company has provided that, at each time additional Common shares are issued in the future, including those resulting from the exercise of stock options, an amount equal to 10% of the stated capital of such new Common shares will immediately be allocated to the legal reserve. This legal reserve is not available for dividend distribution.

7. RESTRICTIONS ON PAYMENT OF DIVIDENDS

As set forth in the Articles of Incorporation, advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters) by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by the Company's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made. Final dividends are declared once per year at the Annual General Meeting by the shareholders; both advance and final dividends can be paid out of any earnings, retained or current, as well as paid-in-surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

Under certain loan agreements, the Company may pay dividends limited to (1) 40% of consolidated net income, as defined, for the previous four fiscal quarters and (2) an amount of stipulated net cash flow.

8. TAXES

The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax rate is currently 3.0% on the currency equivalent of the first 100 million Luxembourg francs ("FL") of applicable interest, dividends and compensation and there is a FL 2 million minimum annual tax. For amounts in excess of FL 100 million, interest is taxed at 3% and dividends and compensation are taxed at 1.8% on the first FL 50 million and 0.1% thereafter. For the years ended November 30, 2001 and 2000 this tax amounted to $45,431 and $101,364, respectively and is included in administrative and general expenses in the accompanying statements of profit and loss.

9. COMMITMENTS AND CONTINGENCIES

The Company has guaranteed substantially all of the long-term debt obligations of its direct and indirect subsidiaries, which amounted to approximately $1,409 million at November 30, 2001.

Subsidiaries of the Company have entered into contracts for the purchase and sale of foreign currencies under their foreign exchange lines with various banks. Any contracts entered into pursuant to these lines generally are guaranteed by the Company. Certain of the currency positions entered into by these subsidiaries effectively have been closed by entering into offsetting foreign exchange contracts. At November 30, 2001, the total market value of the currencies which these subsidiaries had contracted to purchase and sell pursuant to open foreign exchange contracts maturing through November 2003 was approximately $120.7 million and $6.0 million, respectively.

As of November 30, 2001, the Company's subsidiaries and certain of its indirect subsidiaries had various credit lines, including committed lines, ranging through 2005 totaling approximately $1,085.6 million of which total lines of approximately $466.5 million were available for future use. Substantially all borrowings under these credit facilities are guaranteed by the Company. Several of the credit facilities contain various financial covenants, the effect of which, could limit the ability to draw funds from time to time.


Stolt-Nielsen S.A.
Annual Report 2001

MISSION STATEMENTS

STOLT-NIELSEN S.A. BUSINESSES

STOLT-NIELSEN TRANSPORTATION GROUP

To build a global network to take care of our customers' every bulk liquid logistic need from door to door throughout the world and be a low cost provider of such services.

STOLT OFFSHORE

To design, procure, build, install and service a complete range of surface and subsea infrastructure for the offshore oil and gas industry worldwide.

STOLT SEA FARM

To build a world leading seafood company by maximizing the potential of aquaculture worldwide, establishing a global sales network and producing branded seafood products for the retail consumer market.

OPTIMUM LOGISTICS

To provide software applications which optimize logistics and create value by streamlining administration, balancing inventory and maximizing asset utilization.

SEASUPPLIER

To create cost savings for ship operators by harnessing the power and global reach of the internet to the way ship supplies and services are purchased and delivered.

CONTENTS

FINANCIAL HIGHLIGHTS

(in US $ millions, except per share data)
For the years ended November 30,

	2001	2000	1999
Net operating revenue	**$ 2,678.4**	$ 2,284.2	$ 1,796.6
Income from operations	**$ 147.4**	$ 91.3	$ 112.2
Net income (loss)	**$ 23.7**	$ (12.4)	$ 46.9
Cash flows from operations	**$ 110.4**	$ 140.8	$ 194.3
Earnings (loss) per share			
Basic	**$ 0.43**	$ (0.23)	$ 0.86
Diluted	**$ 0.43**	$ (0.23)	$ 0.86
Weighted average number of Common and Class B shares and equivalents outstanding			
Basic	**54.9**	54.7	54.5
Diluted	**55.3**	54.7	54.8
Cash dividends paid per share	**$ 0.25**	$ 0.25	$ 0.375

(in US $ millions, except per share data)
As of November 30,

	2001	2000	1999
Long-term debt and capital lease obligations	**$ 1,408.8**	$ 1,415.0	$ 1,179.4
Shareholders' equity	**$ 1,100.6**	$ 1,095.8	$ 1,141.6
Book value per share	**$ 20.04**	$ 20.00	$ 20.91
Total number of Common and Class B shares outstanding	**54.9**	54.8	54.6



1.55
1.81
1.80
2.28
2.68
97 98 99 00 01

NET OPERATING REVENUE
(US $ billions)



237.1
96.3
46.9
(12.4)
23.7
97 98 99 00 01

NET INCOME (LOSS)
(US $ millions)



179.0
212.0
194.3
140.8
110.4
97 98 99 00 01

CASH FLOWS FROM OPERATIONS
(US $ millions)

2001 REVENUE BY BUSINESS
(US $ millions)



STOLT SEA FARM
374.4
STOLT-NIELSEN TRANSPORTATION GROUP
1,047.7
STOLT OFFSHORE
1,256.3

IDENTIFIABLE ASSETS
(US $ millions as of November 30, 2001)



STOLT SEA FARM
414.2
OTHER 9.0
STOLT OFFSHORE
1,560.3
1,988.4
STOLT-NIELSEN TRANSPORTATION GROUP


JACOB STOLT-NIELSEN
Founder and Chairman,
Stolt-Nielsen S.A.

A MESSAGE FROM THE CHAIRMAN:

2001 was the year when the United States of America, and with it the entire Western civilisation, found itself to be at "war" again and to have been so for many years without knowing it. The struggle this time is not between states about territory or power, but between cultures about our different ways of life. Pockets of Fundamental Muslims, scattered all over the world, have declared war on the U.S.A. and the West because they do not approve of our way, and they are using terrorism as the weapon of their war. I think mainstream Muslims and Westerners are both equally unhappy about it.

How this *quasi* war will affect our business is difficult to say. Terrorist attacks will probably continue, but we shall learn to cope with it. Like the British have with the Irish and the Spanish with the Basques, their terrorists did not stop their economic growth. I don't think it will escalate into a hot war. The impact on our business of September 11 may not be as bad as many of us first thought.

2001 was also the year when more than ten years of uninterrupted economic growth, particularly in the U.S.A., but also in the rest of the world, came to an end.

The recession and the end of the long period of growth will have more influence on our business. We have already seen a bit of slowing down towards the end of the year, after the rapid improvement we enjoyed in the parcel tanker market in the beginning of the year, which had signalled that the economic crisis in the Asia Pacific, which started in 1997, was over and that the large number of new parcel tankers built by ourselves and by our competitors finally had been absorbed by the growing economy. Many of our people are optimistic that we shall see better times towards the middle of 2002. I am of the opinion that we should carefully watch our steps, reduce cost and limit capital spending until we see some solid evidence that a new period of growth has begun.

For the year 2001, Stolt-Nielsen S.A. (SNSA) made a consolidated profit of $23.7 million. While this is better than the loss of $12.4 million in 2000, the 2001 result is very disappointing, even if Stolt-Nielsen Transportation Group Ltd. (SNTG) actually did quite well.

At the beginning of the year we undertook a strategic review of SNTG's business with the objective of finding ways to improve returns. This has resulted in five major initiatives: improving the utilization of tank containers through the introduction of new operations software; divesting non-strategic assets; improving the utilization of tankers by entering into combined service agreements with other shipowners; the reduction of cost by reducing the worldwide office staff by 10 per cent and closing three overseas representative offices.

World trade is sensitive to recessions and SNTG is sensitive to world trade. It is therefore difficult to say what kind of year 2002 is going to be for SNTG but, as mentioned up front, it may not be as difficult as we first thought!

Stolt Offshore S.A. (SOSA) successfully completed some feats never before accomplished in the offshore industry in completing the Girassol field for TotalFinaElf and partners offshore Angola in a water depth of 1,350 meters (4,428 feet). The project involved the world's largest FPSO ever built and one of the largest subsea field completions at that depth of water to date. Much of the work was completed using technology developed by SOSA in-house, such as the MATIS™ tool, the robot for connecting flanges on the ocean floor. SOSA has positioned itself as the undisputed leader in the field of deepwater completions and robotics. Unfortunately, SOSA's financial performance did not match its technical accomplishment. The result for the year is a loss of $14.2 million. Although not satisfactory, still an improvement over 2000's loss of $34.4 million. We are very optimistic that with the experience gained and the equipment developed we shall be able to profit handsomely in the future. I expect to see strong improvement in the financial result in 2002.

For Stolt Sea Farm Holdings plc (SSF) the market for salmon took a turn for the worse with prices in 2001 in North America averaging some 40 per cent less than in 2000 and 30 per cent lower in Europe. The fall in prices was driven primarily by sharply higher production in Chile, where volumes increased almost 50 per cent. While we were by no means pleased with the results of 2001 for SSF, we did outperform most of the industry as a result of our product diversification and "deep-in-the-market" sales organisation. We continue to achieve good results from our turbot operations, and the newly acquired tuna ranching business made an excellent start. We now see signs that production in Chile is stabilizing and some analysts are predicting no new growth in supply in 2002, and we are cautiously optimistic that pricing will improve by the second half of 2002.

Our two new software ventures, Optimum Logistics Ltd. and SeaSupplier Ltd., completed most of their technology development in 2001, and won some key customers. 2002 will be focused on sales. The slowdown in the economy has hampered technology sales, and considerably thinned out our competition! We remain hopeful that the market will favor our leading edge products, and sales will accelerate with the turnaround.

In March the shareholders approved a plan that simplified SNSA's share structure and gave all shareholders a vote by reclassifying the non-voting Class B shares to voting Common shares. The holders of Founder's shares also gave up certain special blocking rights.

At the November 2001 meeting the Board of Directors declared an interim dividend of $0.125 per share that was paid in December 2001. The Board of Directors has recommended that a final dividend payment of $0.125 per share be paid in May 2002.

For 2001 the profit share plan of SNTG will make a payment of $4.5 million. The SSF plan will pay out $0.5 million, but SOSA will not make any payment.

We saw some change in management in 2001 and we will see some changes at Board level in 2002. As mentioned last year, after 41 years I stepped down as Chief Executive Officer of SNSA in November 2000 with my son, Niels Gregers, taking over for me. James Stove Lorentzen returned to the Company, replacing Niels Gregers as Chief Executive Officer of SSF. In August 2001, I also resigned as Chairman of SNTG and Samuel Cooperman was appointed the new Chairman. Reginald J.R. Lee was appointed Chief Executive Officer of SNTG. In December 2001 Christopher J. Wright retired as Chief Operating Officer and President of SNSA. I thank him for his 15 years of dedicated service. I have enjoyed working with him at my side. Chris will not be far away, however. Along with Richard W. Fisher and Christen Sveaas he has been nominated to serve on the Board of SNSA. Carroll N. Bjornson will retire from the SNSA Board in 2002 after serving on the Board since 1974 and with the Company, in various capacities, since 1963. I also thank him for his dedicated support over the years.

I also would like to thank all of our about 13,000 dedicated employees, both at sea and on land, for their tremendous effort.

J. Stolt-Nielsen

JACOB STOLT-NIELSEN
Founder and Chairman,
Stolt-Nielsen S.A.



NIELS G. STOLT-NIELSEN
Chief Executive Officer,
Stolt-Nielsen S.A.

A MESSAGE FROM THE CHIEF EXECUTIVE OFFICER:

Results turned for the better in 2001 for SNTG and SOSA but for the worse for SSF. In each of our businesses we have made significant moves that we believe will strengthen the business's competitive position and improve profitability for the long haul.

STOLT-NIELSEN TRANSPORTATION GROUP

While 2001 results were considerably improved compared to recent years, SNTG's returns are still far from acceptable. Over the past year, we have taken a hard look at both how we run SNTG as well as how the industry is structured. Out of this we have taken, and will continue to take a number of actions to improve utilization, reduce the cost base, and divest non-core assets using proceeds to reduce leverage.

SNTG is an asset and capital-intensive business and our biggest assets are our ships. Therefore if we are going to improve the returns, we have to start with improving the utilization and reducing the costs of building and operating the ships. We will rethink the design and type of ships that we shall build in the future so that the newbuilding cost will make it possible for us to make an acceptable return, while at the same time maintaining our environmental standard. Our latest newbuilding program, which we started in 1994, was completed with the delivery of *Stolt Perseverance* in December of 2001.

We have introduced the concept of combined service agreements, which are similar to the code sharing agreements the airline industry has employed for many years. These agreements permit the industry to improve operating efficiency by coordinating the scheduling of ships and cargoes and by reducing the total number of port and berth calls. Such efficiencies and rationalizations are required to maintain the high level of service expected by our customers and to contain costs and improve utilization. We currently have three co-service agreements in place — with SeaTrans for the trade between the U.S. Gulf and Mediterranean, with Tokyo Marine for trade from Europe to Asia, and our latest, with Jo Tankers from the U.S. Gulf to Asia.

The primary objective of the terminal developments is to facilitate the turnaround and improve utilization of our parcel tanker fleet. We have expanded our joint venture terminals in Shanghai, China and in Ulsan, Korea as well as opened up the first new purpose built chemical terminal in a number of years in the U.S. at Braithwaite, LA, near New Orleans.

Near the end of 2001, SNTG sold its Perth Amboy and Chicago terminals. These terminals were not a core part of the SNTG's network. Over the past year SNTG made only three ship calls to Chicago and was able to consolidate only 10 per cent of its ship calls in the New York/New Jersey area to Perth Amboy.

In our tank container division, we are implementing a new internet based operational system that we expect will improve utilization.

In January 2002 we announced a cost reduction program that we anticipate will save us $10 million annually by 2003. This program will reduce SNTG's 900 person office workforce by approximately 10 per cent by offering early retirements, making redundancies, consolidating office operations in key regional centers, and eliminating duplicate management levels. The program will result in a $10 million one-time charge in 2002. If we shall continue to be the global leader in the specialty liquid logistics business we must also be the low cost provider. We therefore felt that a restructuring was necessary. An exercise like this is tough for everybody. We

"After several years of major acquisitions and expansions in all of our businesses, we expect capital expenditures to be considerably lower for the foreseeable future. Our focus is to ensure that all of our businesses earn the returns they are capable of and our shareholders deserve."

hope we have been fair and generous to the people that were made redundant, to those who accepted early retirement and to the people whom we have asked to relocate. We know that to be the global leader we need to have the best people working for us, we therefore always try to be a good employer.

We are confident that these steps will enable SNTG to better provide cost-effective services to our customers, improve our returns, and maintain our leadership position in the industry.

STOLT OFFSHORE

While 2001 results for SOSA were better than 2000, they are far from acceptable, and we will demand better results in the future. While we had anticipated a better financial result from the Girassol project, SOSA's technical achievements on this project were impressive and should put them in a strong competitive position in tendering for and executing other deepwater projects. Among the significant technical firsts on this project were the design and build of the largest FPSO in the world, the development of special 1,300 meter vertical riser towers and the use of the remotely operated MATIS™ subsea flowline flange connection system in very deep water for both horizontal and vertical connections.

The acquisitions of Paragon Engineering Services in Houston and Litwin in France will considerably enhance SOSA's capabilities to supply conceptual engineering services to energy companies in the very earliest stages of field development and to win and execute major subsea EPIC contracts worldwide.

SOSA will buy back the 6.1 million shares issued to Vinci as partial compensation for the ETPM acquisition in December 1999 at the guaranteed $18.50 share price. The cash outlay of $113.6 million, will be made when the guarantee comes due in the second quarter of 2002. The transaction will be funded through the use of existing SOSA credit facilities and the sale of SOSA Common shares for up to $65 million.

Even though our investment in SOSA has fallen short of our expectations, I am now confident that with their record backlog, the right assets, and a fully merged management team, we shall, in 2002, see a much better profit and as a result a higher share price.

STOLT SEA FARM

We foresaw several years ago that salmon would become a farmed commodity and pursued a strategy of diversifying from being a pure salmon farmer into farming additional species such as turbot, bluefin tuna, halibut, and sturgeon/caviar, developing a worldwide "deep-in-the-market" sales organization, and producing ready-to eat value added products. While SSF's 2001 results were off, we did not suffer anywhere nearly as bad as the competition because of this strategy. We also made several moves that will considerably strengthen SSF in the future. SSF purchased the 87.5 per cent of Eicosal S.A. which it did not already own giving it a major presence in Chile, which is the low cost area for production of salmon. Just before Christmas, SSF acquired F&B Sales Ltd., a Hong Kong based distributor, strengthening SSF in Asia Pacific, its fastest growing market and providing local access to the important and fast-growing mainland China market and another distribution channel for our own production. I think we will continue to see depressed salmon prices in 2002, and as a result some significant structural changes may take place in this industry.

After several years of major acquisitions and expansions in all of our businesses, we expect capital expenditures to be considerably lower for the foreseeable future. Our focus is to ensure that all of our businesses earn the returns they are capable of and our shareholders deserve.

I would like to personally thank all of our employees for their excellent work over the past year. While I have come to know and learn from many of them in my 11 years with the Company, it has been my privilege and honor to serve as their CEO for the past year.

NIELS G. STOLT-NIELSEN
Chief Executive Officer,
Stolt-Nielsen S.A.

> "WE ARE IN THE MIDDLE OF A STRATEGIC REVIEW IN EACH OF OUR BUSINESSES TO IMPROVE THE RETURNS ON INVESTMENTS."

Q: What do you consider to be the greatest accomplishments the Company has achieved in 2001?

A: We have cleaned-up the share structure in both SNSA and SOSA whereby there is now a single class of publicly traded shares for each company giving all shareholders a vote.

After several years of building for the future through capital expenditures and acquisitions, we are in the middle of a strategic review in each of our businesses to improve the returns on investments. In 2001, our Return on Capital Employed (ROCE) was 5 per cent. We have to do much better than this. A good example of actions we have taken resulting from this strategic review process is the service agreements SNTG has put in place with other parcel tanker operators. Another aspect of this is for all of our businesses to focus on what is core and divest what is not. An example of this is SNTG's sale of its Perth Amboy and Chicago storage terminals, which had little synergy with the rest of SNTG.

Q: Knowing what you do about SNSA's long-term potential and recognizing the wide range of alternative opportunities available to investors today, what is the primary reason for investors to buy SNSA?

A: We are market leaders in the three industries we are in. We were the founders of the parcel trade, we were the pioneers in the aquaculture business, and we are among the majors in the offshore service sector. We have a 40-year plus history of technological innovation and industry leadership. A significant capital expenditure program is winding down, suggesting a major increase in free cash flow in the next two years. Both our operating and earnings leverages are huge in an improving market. As we increase our efforts to communicate these messages effectively to the investment community, we are confident that the value inherent in our company will become better appreciated and rewarded through a higher share valuation.

Q: What are your current plans for any possible IPO of SSF or reduction of SNSA holdings in SOSA?

A: As we have stated now for some time, we are very committed to developing an independent capital base for SSF, as we believe it will require its own share currency to take advantage of its growth opportunities. We attempted an IPO in the summer of 2000 and did not succeed for a variety of reasons but it is still very much on our agenda. However, until the climate in the equity markets as well as the market for salmon changes, it will be difficult to progress with this effort.

As for selling down SOSA, this is certainly something that could be very interesting for SNSA shareholders, but not at its current very depressed share price. We have invested heavily in this business and firmly believe the payback will be there for SNSA shareholders.

Q/A with:
NIELS G. STOLT-NIELSEN
Chief Executive Officer,
Stolt-Nielsen S.A.



Q: What are your plans concerning OLL and SSL?

A: We are keenly aware of the drain these businesses have been on the earnings and cash of SNSA. Both of them have recently completed major software development efforts. Both have also recently taken a hard look at the cost side of their business to get down the "burn rate". In the fourth quarter of 2001, SSL acquired its first major customer and expects to convert many of the shareholders we acquired in the OneSea transaction into revenue paying customers. We expect substantial progress to be made in converting pilot trial customers to revenue paying customers.

Q: The Company appears to be poised to generate a large amount of free cash flow over the next few years. What are your plans for using this free cash flow?

A: Right now, our number one priority will be to paydown debt. Once this is accomplished, we will look at our available investment opportunities and appropriately prioritize additional investments and acquisitions, share buybacks, and increasing the dividend payout.

Q: The character of SNSA for 40 years has been shaped by Jacob Stolt-Nielsen's entrepreneurial style and his focus on technological leadership. Looking back 10 or 20 years from now, how do you wish investors to define your leadership?

A: I would like shareholders to feel that this management team did a good job of building long-term value that was reflected in the share price.

STOLT-NIELSEN TRANSPORTATION GROUP

WE SEE LITTLE NEW SUPPLY COMING INTO THE MARKET OVER THE NEXT TWO TO THREE YEARS. THE WEAKER WORLD ECONOMY, PARTICULARLY IN THE LATTER HALF OF 2001 AND EARLY 2002, WILL LIKELY RESULT IN A TEMPORARY PLATEAU IN RATES IN EARLY 2002, BUT, ASSUMING A DECENT RECOVERY, WE ANTICIPATE RENEWED UPWARD PRESSURE ON RATES TOWARD THE LATTER HALF OF 2002.



Q/A with:

REGINALD J.R. LEE
CEO, Stolt-Nielsen Transportation Group



PARCEL TANKERS



TERMINALS



RAIL CARS

Q: WHERE DO YOU SEE SNTG IN THE BUSINESS CYCLE?

A: For parcel tankers, after several down years from 1998 to 2000 due to the newbuilding programs of SNTG and our competitors, and the economic crisis in Asia Pacific, we saw a significant pickup in rates in 2001 as the industry's newbuilding programs near completion. We see little new supply coming into the market over the next two to three years. The weaker world economy, particularly in the latter half of 2001 and early 2002, will likely result in a temporary plateau in rates in early 2002, but, assuming a decent recovery, we anticipate renewed upward pressure on rates toward the latter half of 2002.



TANK CONTAINERS

For tank containers, the growth rate in the industry averaged about 15 per cent for a good 10 years or so until the economic crisis in Asia Pacific in late 1990s. The business has matured a bit in recent years and we now anticipate it to grow on average about 10 per cent per year. The good returns in the business have attracted substantial competition and put pressure on rates.

In the developed countries, the terminal storage business is a relatively mature industry. Our strategy is to develop terminals, either through direct ownership or with partners, in key ports around the world, which will facilitate the turnaround of our most expensive assets, the parcel tankers.

Q: WHERE DO YOU SEE THE GREATEST GROWTH OPPORTUNITIES?

A: Despite the economic downturn in the late 1990s, much of the growth in chemical transportation has been driven by increasing demand for imports into and within the Asia Pacific region and we expect this to continue. In recent years, with growth in new chemical plants in the developed countries like the US and Europe being rather stagnant and new chemical plant capacity being added in the Asia Pacific and Arabian Gulf regions, we have also seen increased exports out of Asia Pacific and the Arabian Gulf to other parts of the world.

Q: WHAT ARE SNTG'S COMPETITIVE ADVANTAGES?

A: First, since our founding in 1959, we have been at the forefront of providing innovative solutions to our customers. We helped pioneer the parcel tanker concept, we built the first purpose built parcel tankers, we have been a leader in developing the tank container industry, we were the first to provide integrated services for bulk logistics, and we have been at the forefront of using new technology like the internet. Second, if we are not already, we will soon be the low cost service provider while at the same time maintaining our high quality standards.



BARGES

STOLT OFFSHORE

WE FIRMLY BELIEVE THE ASSETS AND PEOPLE ACQUIRED IN THE ETPM ACQUISITION AND THE SKILLS AND EXPERIENCES GAINED ON GIRASSOL WILL PAY DIVIDENDS IN THE YEARS TO COME.



Q/A with:
BERNARD VOSSIER
CEO, Stolt Offshore



ENGINEERING & FABRICATION



CONCEPTUAL ENGINEERING & DESIGN



INSTALLATION

Q: SOSA HAS SUFFERED FROM POOR RESULTS ON SEVERAL MAJOR PROJECTS OVER THE PAST FEW YEARS. WHAT ARE YOU DOING TO IMPROVE PERFORMANCE ON INDIVIDUAL PROJECTS AND OVERALL RETURNS?

A: The results have been disappointing for the past few years but need to be seen in the light of the major integration effort undertaken first with Ceanic in 1998 and then ETPM in 2000 and 2001. In addition to this we then had the leading edge challenge of the Girassol project in West Africa which has technically been very successful. We firmly believe the assets and people acquired with ETPM and the skills and experiences gained on Girassol will pay dividends in the years to come.

In terms of project execution, we are concentrating our efforts on improving our risk management and project performance and we are now seeing some improvements.



MAINTENANCE

Q: HOW WILL THE RECENT VOLATILITY IN OIL PRICES AND RELATIVELY LOW NATURAL GAS PRICES IMPACT YOUR BUSINESS?

A: As SOSA is a late cycle player, decisions on the level of investment in new exploration and production which reflect current oil prices do not tend to impact our market for 18 months. The gas price has a more immediate effect on the shallow water construction and maintenance market in the Gulf of Mexico. Oil companies are using an oil price of between $14 and $16 per barrel to test the economics of new developments so with oil price predictions close to $20 for 2002 we expect the activity level internationally to remain much as it was last year.



SURVEYING

Q: IN RECENT YEARS, YOU HAVE MADE A LARGE NUMBER OF ACQUISITIONS TO POSITION THE COMPANY AS A FULL SERVICE EPIC PROVIDER. AT THE SAME TIME THERE HAS ALSO BEEN A LOT OF CONSOLIDATION IN THE INDUSTRY. IN THIS ENVIRONMENT, ARE THERE ANY AREAS YOU FEEL YOU NEED ADDITIONAL ASSETS, TECHNOLOGIES, OR SKILLS IN ORDER TO COMPLETE THE GOAL OF BEING A FULL SERVICE EPIC PROVIDER?

A: We now have all of the assets, technologies and market positioning required to meet the needs of our customers for the next few years. We will however continue to grow our engineering workforce of 1,000 people as more of the very large deepwater developments in West Africa continue to come into the market. We are now a provider of total field development solutions to our customers. Our goal is to be able to undertake all of the subsea aspects of a major development, from conceptual engineering at the very early stages of a major deepwater development, through the installation phase to commissioning, using our own resources. We will continue to partner with other companies for the provision of FPSO's.

STOLT SEA FARM

THE CAPITAL EMPLOYED WILL GROW LESS THAN IN THE LAST FEW YEARS AS WE ARE CONSOLIDATING OPERATIONS AND REDUCING WORKING CAPITAL. WE CONTINUE TO FOCUS ON REDUCING OUR OPERATING COST BY OPTIMIZING EXISTING FARMING CLUSTERS, LOOKING FOR MORE ECONOMIES OF SCALE AND INCREASING UTILIZATION OF OUR PROCESSING FACILITIES. WE ARE WORKING HARD ON INCREASING VOLUME OF OUR SEAFOOD CENTER PRODUCTS WHERE MARGINS TEND TO BE MORE STABLE.



Q/A with:
JAMES S. LORENTZEN
CEO, Stolt Sea Farm



ATLANTIC SALMON
Salmo salar



SALMON TROUT
Oncorhynchus Mykiss



TURBOT
Scophthalmus maximus



HALIBUT
Hippoglossus hippoglossus



BLUEFIN TUNA
Thunnus maccoyii



TILAPIA
Tilapia



SOLE
Solea solea



STURGEON
Acipenser trasnmontanus


Sterling
CAVIAR

CAVIAR

Q: 2001 WAS A DISAPPOINTING YEAR FOR SALMON PRICES WITH PRICES IN NORTH AMERICA DOWN SOME 40 PER CENT AND IN EUROPE DOWN SOME 30 PER CENT. CAN WE EXPECT ANY IMPROVEMENTS GOING FORWARD?

A: We believe the prices have bottomed out, at historically low levels I might add. The last big movement downwards occurred in the fourth quarter of 2001 and in early 2002. We are seeing prices stabilizing and some early signs of prices going up, both in Japan and in Europe. Whether this is the beginning of a recovery or just a short correction is too early to say. We expect salmon prices to begin to pick up by the end of 2002. The reason for this anticipated improvement is normal cycle theory. With today's extremely low prices farmers are losing money on every fish they sell. This will have an impact on their cash flow and thus their ability to finance next year's generation as well as a negative psychological effect. Farmers are also harvesting earlier than normal, which means smaller fish, in order to increase cash flow. This should have a limiting effect on supply and thus a small positive effect on prices in the short to medium term. It also appears there may be less smolt so the 2002 generation may possibly be smaller than the 2001 generation. If demand then continues to rise we would expect prices in 2003 to increase considerably from today's levels.

Q: HOW DO YOU SEE SSF AS BEING DIFFERENTIATED FROM ITS COMPETITORS? WHAT DO YOU CONSIDER TO BE YOUR COMPETITIVE ADVANTAGE?

A: First, we are much more diversified in terms of species. Most of our competitors are primarily salmon producers and are just beginning to experiment with other species. We currently produce 8 different species. In addition to salmon and salmon trout, we have produced halibut for 14 years, turbot for 9 years, sturgeon for 15 years and caviar for 8 years. We took on tilapia production with the IAF acquisition in 1999. In 2000, we acquired a very profitable bluefin tuna operation in Australia. We are now developing sole.

Second, we are much "deeper in the market" than our competitors. Most of our competitors primarily "trade" fish to other distributors. We were the first to develop a "deep in the market" sales and marketing organization in all three of the major markets for fish — U.S.A., EU, and the Asia Pacific region. We also have opened three seafood centers, and have plans for more. The seafood center allows SSF to provide fresh fish within a very short time frame after receiving the customer's order.

Third, we have successfully developed and marketed numerous "value added products".

OPTIMUM LOGISTICS

OLL HAS THE BROADEST PRODUCT FOOTPRINT IN THE INDUSTRY, ALLOWING CUSTOMERS WHO INITIALLY WISH TO INVEST IN ONLY ONE SUPPLY CHAIN SOLUTION, AN INTEGRATED SEAMLESS PATH TO OTHER SOLUTIONS AND ADDED VALUE, WHEN THEY ARE READY.

Optimum Logistics

Q/A with:
SAMUEL COOPERMAN
CEO, Optimum Logistics



Q: WHAT DO THE OVERALL MARKET PROSPECTS LOOK LIKE FOR YOUR PRODUCT IN 2002?

A: Presently eight major manufacturers, suppliers and governmental agencies are committed to the OLL software and services. We are grateful to these visionary companies for their confidence and support in proving the value of our solution.

During the latter half of 2001 a strong international sales force and client services organization was built to enable OLL to grow sales during the coming year. We are hopeful that with the leading edge product in our industry, a strong organization and an improving economy, we will be able to grow our business significantly in the coming year.

TransBid is a new product offered for the first time in late 2001. It offers a common solution for contract or RFQ tendering in all modes. We expect this product to sell well even in a weak economy because it can be quickly implemented and will more than pay for itself after the first freight procurement event.

Q: WHAT ARE YOU DOING TO IMPROVE YOUR FINANCIAL PERFORMANCE?

A: The greater part of the development of OLL's software platform and applications was completed in 2001 with any remaining development to be completed by the summer of 2002. This means the majority of our investment is behind us. New development will likely be client sponsored including developing custom integrations. The coming year we will therefore focus on growing sales and services revenue.

SEASUPPLIER

I BELIEVE THAT IN 2002 AND FORWARD WE WILL REAP THE BENEFITS OF THE PAST ONE AND A HALF YEARS OF INVESTMENTS IN THIS BUSINESS.

Q: WHAT DO THE OVERALL MARKET PROSPECTS LOOK LIKE FOR YOUR PRODUCT IN 2002?

A: SSL's strategy has been to initially concentrate the sales effort on leading ship operators and ship managers. As of early 2002, we have concluded contracts with Seabulk America, Teekay Shipping, Royal Caribbean Cruise Lines and SNTG and expect to sign several additional contracts shortly. During 2000 and 2001 potential customers were educated about the benefits of our Internet based solution. With our first contracts, we have achieved acceptance of our concept and are now ramping up our sales effort. The interest for our solution in the market is high. In addition to software user fees, we expect the consultancy income for our business process reengineering services to become substantial.

Q: WHO DO YOU CONSIDER TO BE YOUR COMPETITION AND WHAT DO YOU CONSIDER TO BE YOUR ADVANTAGE VERSUS THEM?

A: Our comprehensive SeaManager solution overlaps with some of the traditional generic accounting purchasing systems. Some ship operators have initially been a bit reluctant to move from their traditional purchasing systems to a new software service provider like us. Having achieved proof of concept, we believe it is only a question of time before these potential customers also adopt our solution.

Our product for connecting ship operators to suppliers, SeaConnect, is the leading solution in the industry.

seasupplier

Q/A with:
JACOB B. STOLT-NIELSEN
CEO, SeaSupplier





STOLT-NIELSEN TRANSPORTATION GROUP

PROVIDES Transportation services for bulk liquids by parcel tankers, tank containers, coastal tankers, barges and rail, storage and handling services for bulk liquids, logistics outsourcing and supply chain management services for bulk liquids.

KEY STATISTICS
4,500 Employees, 22 Offices, 137 Parcel Tankers with 2.4 Million Deadweight Tons of Capacity, 14,184 Tank Containers, 10 Terminals with 7.0 Million Barrels of Storage, 355 Rail Cars

CUSTOMER BASE
Chemical manufacturers, traders of chemicals, edible oil manufacturers, traders of edible oils, petroleum refiners and traders, and oleo chemical manufacturers.



STOLT OFFSHORE

PROVIDES Conceptual Engineering, Design Engineering, Drill Support, Survey, Fabrication, Installation, Deepwater Solutions, Field Maintenance, Heavy Lifting, Decommissioning and Abandonment.

KEY STATISTICS
6,500 Employees, 32 Offices, 10 Flowline Lay & Heavy Construction Ships, 11 Light Construction & Survey Ships, 7 Trunkline/Lay Barges, 10 Cargo Barges, 12 Shallow Water Ships, 102 Remotely Operated Vehicles

CUSTOMER BASE
Oil companies and natural gas companies.

OPTIMUM LOGISTICS

PROVIDES Software and professional services for supply chain management in bulk process industries.

KEY STATISTICS
39 Employees, 6 Offices

CUSTOMER BASE
Chemical and other bulk material manufactures, and transportation service providers.



STOLT SEA FARM

PRODUCES AND MARKETS Atlantic Salmon, Salmon Trout, Turbot, Halibut, Sturgeon, Caviar, Tuna, Sole, Tilapia.

KEY STATISTICS
2,200 Employees, 23 Offices, *Sales (gutted whole fish equivalent):*
80,700 Tons of Atlantic Salmon and Salmon Trout,
223 Tons of Halibut,
2,229 Tons of Turbot,
1,136 Tons of Tuna,
155 Tons of Sturgeon,
5,300 Kilos of Caviar

CUSTOMER BASE
Processors, smokers, distributors, retailers, and food services.

SEASUPPLIER

PROVIDES Software and professional services for the procurement process in the marine industry.

KEY STATISTICS
33 Employees, 6 Offices

CUSTOMER BASE
Marine industry.



JACOB STOLT-NIELSEN — Mr. Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. He also serves as Chairman of the Board of Directors of Stolt Offshore S.A. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.



NIELS G. STOLT-NIELSEN — Mr. Niels G. Stolt-Nielsen has served as a Director of the Company since 1996. From 1996 until September 2001 he held the position of Chief Executive Officer, Stolt Sea Farm. In 2000 he was appointed to the position of Chief Executive Officer of Stolt-Nielsen S.A. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. He joined the Company the same year in Greenwich, Connecticut, working first as a shipbroker and then as a round voyage manager. In 1994 he opened and organized the Company's representative office in Shanghai. Mr. Niels G. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.



CARROLL BJORNSON — Mr. Bjornson has served as a Director of the Company since 1974 and will retire from the Board in 2002. He was employed by the Company in a variety of executive capacities from 1963 to 1985. He then became principal shareholder, Chairman and Chief Executive Officer of Maryland Marine Inc. until its sale in November 1997. Mr. Bjornson is a graduate of the U.S. Merchant Marine Academy and holds an MBA from the Harvard University Graduate School of Business Administration. He is a U.S. citizen.



RICHARD FISHER — Mr. Fisher has been nominated to serve as a Director of the Company. He served with distinction as Deputy United States Trade Representative with the rank of Ambassador from 1997 to 2001, with primary responsibility for U.S. trade policy in Asia, Latin America, Mexico and Canada. He graduated with honors in Economics from Harvard in 1971, studied Latin American history at Oxford University, and received an M.B.A. from Stanford University in 1975. He then began his career with Brown Brothers Harriman & Co., rising to become Senior Manager of the firm, before creating Fisher Capital Management, a Texas-based global funds management company, of which he was Managing Partner from 1987 until he joined the U.S. government in 1997. He is a U.S. citizen.



KINICHI HIRAYAMA — Mr. Hirayama has served as a Director of the Company since 2000. He joined NYK Line ("NYK") in 1965 and has worked in both Japan and the U.S.A. in various positions within NYK. Mr. Hirayama is presently Chairman and Chief Executive Officer of NYK Line (North America) Inc. and Senior Managing Director of NYK Line. He is a graduate of Keio University where he majored in Economics. He is a Japanese citizen.



ERLING C. HJORT — Mr. Hjort has served as a Director of the Company since 1995. He is a graduate of the Faculty of Law at the University of Oslo. In 1964 he joined the Norwegian law firm, Wikborg, Rein & Co. in Oslo, where he was admitted to the bar in the same year. In 1970 he was admitted to the bar of the Norwegian Supreme Court and in 1993 he became the Senior Partner in Wikborg, Rein & Co. He is a Norwegian citizen.



CHRISTER OLSSON — Mr. Olsson has served as a Director of the Company since 1993. He is Chairman of WalleniusWilhelmsen Lines A/S and Vice Chairman of Wallenius Lines AB. He also serves as Chairman of UECC and the Swedish Club, Vice Chairman of Gorthon Lines AB and a Director of B&N ABGC, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.



JACOB B. STOLT-NIELSEN — Mr. Jacob B. Stolt-Nielsen has served as a Director of the Company since 1995. In 2000, he founded and currently serves as Chief Executive Officer of SeaSupplier Ltd. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for the Company's storage business. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. He joined the Company in 1987 and served in various positions in Oslo, Singapore, Greenwich, Connecticut and Houston, Texas. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.



CHRISTEN SVEAAS — Mr. Sveaas has been nominated to serve as a Director of the Company. He is a private investor and chairs his own investment company, Kistefos AS, which has investments in shipping, offshore services, real estate and venture capital. He is a Director of Orkla ASA and HemoCue AB, and is a senior advisor to the international investment firm EQT Scandinavia and EQT Northern Europe Limited. He has a Lic.Oec. HSG-degree from the University of St. Gall, Switzerland. He is a Norwegian citizen.



CHRISTOPHER J. WRIGHT — Mr. Wright has been nominated to serve as a Director of the Company. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S.A. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

MANAGEMENT TEAM — Jacob Stolt-Nielsen_Chairman of the Board, Stolt-Nielsen S.A. Niels G. Stolt-Nielsen_Chief Executive Officer, Stolt-Nielsen S.A. Christopher J. Wright_Chief Operating Officer, Stolt-Nielsen S.A. Jan Chr. Engelhardtsen_Chief Financial Officer, Stolt-Nielsen S.A. Reginald J.R. Lee_Chief Executive Officer, Stolt-Nielsen Transportation Group Bernard Vossier_Chief Executive Officer, Stolt Offshore James S. Lorentzen_Chief Executive Officer, Stolt Sea Farm Samuel Cooperman_Chief Executive Officer, Optimum Logistics Jacob B. Stolt-Nielsen_Chief Executive Officer, SeaSupplier


JAN CHR.
ENGELHARDTSEN
Chief Financial Officer,
Stolt-Nielsen S.A.

Q/A with the CFO

Q: ARE YOU CONCERNED THAT SNSA IS OVERLEVERAGED?

A: SNSA is in capital-intensive businesses that require periodic spending on capital assets to meet our business objectives. Leverage may increase during periods when heavy investment takes place, as has been the case in recent years. The constraint limiting leverage is in our loan agreements that contain a maximum Debt to Tangible Net Worth Covenant of 2:1. As of November 30, 2001 we were at about 1.7:1 which is higher than normal, resulting from our recently completed acquisitions program. With the low level of planned capital expenditures and the anticipated better business results, we expect a substantial reduction in leverage over the next few years.

Q: WHAT ARE YOU DOING TO LOWER SNSA'S COST OF CAPITAL?

A: On the equity side, we are of the belief, that besides delivering on your earnings, one of the best things you can do to improve the valuation of a public company like ours is to have an educated investor. Regulation FD (Fair Disclosure) in the U.S. has given us the opportunity to substantially improve the forward-looking information we provide in our quarterly earnings releases and conference calls which we hope has given the market better insights and visibility into each of our businesses and the industries they operate in. Over time, we firmly believe this should help improve the valuation of SNSA.

On the debt side, we have maintained a balance of variable and fixed rate debt (currently about 52% variable and 48% fixed) that has allowed us to reduce interest cost as interest rates have declined. With the current low interest rates we are considering swapping a portion of our variable rate debt to fixed rate in order to lock in relatively low rates for the next several years.

Q: WHY HAS NOT SNSA BEEN BUYING BACK ITS OWN SHARES?

A: We would have been very pleased to have bought back shares over the past year but were constricted by the rules in the United States pertaining to "Foreign Personal Holding Companies", and the potential adverse tax consequences of being categorized as such, both to the Company and its shareholders.

However, further review of the regulations concerned indicate that recent structural changes being made by the Company will alleviate this problem and will permit SNSA to repurchase shares if and when its Board decides that it is desirable to do so.

Q: HAS OBTAINING BANK CREDIT LINES BEEN MADE MORE DIFFICULT DUE TO FEWER BANKS DOING LENDING BUSINESS?

A: Fortunately this has not been a problem for SNSA. In 2001 SNTG completed an oversubscribed $275 million five year revolving credit with a syndicate of 14 banks and late in 2000 SOSA had put in place an oversubscribed $440 million revolving credit with a syndicate of 19 banks. We believe our company has benefited from having loyal relationship banks and a good reputation in the banking community.

JAN CHR. ENGELHARDTSEN
Chief Financial Officer, Stolt-Nielsen S.A.

COMPANY DESCRIPTION

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation, Offshore Construction and Seafood. The Transportation business is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"); the Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA"), a subsidiary in which the Company held a 53% economic interest and a 61% voting interest as of November 30, 2001; and the Seafood business is carried out through Stolt Sea Farm Holdings plc ("SSF"). In addition, the Company has two e-commerce businesses which were formed in 2000. Optimum Logistics Ltd. ("OLL") provides logistics software for the chemical and other bulk materials industries and SeaSupplier Ltd. ("SSL") provides a total marine procurement system.

In 2001, the Company had consolidated net operating revenue of $2.7 billion, compared to $2.3 billion in 2000 and $1.8 billion in 1999. The following table summarizes the Company's results, adjusted for non-recurring items, which are described in more detail in the "Results of Operations" section that follows.

(U.S. dollars in millions)	**2001**	2000	1999
Net income (loss), as reported	**$23.7**	$(12.4)	$46.9
Non-recurring items:			
Gain on disposal of assets, net	**(9.4)**	(2.2)	(5.0)
Write-off of Comex trade name, net of minority interest in SOSA	**4.2**	–	–
Recognition of tax benefits of net operating loss carryforwards by SSF	–	(2.6)	(11.0)
Restructuring charges			
SNTG	–	–	2.8
SOSA	–	3.3	1.6
Income (loss) before non-recurring items	**$18.5**	$(13.9)	$35.3

GENERAL BUSINESS ENVIRONMENT

Stolt-Nielsen Transportation Group Ltd.

SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids, providing its customers with integrated logistics solutions.

SNTG is one of the largest operators of parcel tankers in the world, and is also the largest operator in the tank container market. Parcel tankers and tank containers carry similar products with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

SNTG's parcel tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market can be divided into two segments, deep-sea and regional. SNTG has only one competitor that offers the same worldwide service and is of comparable size, although there is more competition in specific regional markets.

SNTG's terminals act as regional hubs to improve the operational efficiency of SNTG's parcel tankers and offer storage and distribution services to the same customers and for the same products as the tanker and tank container operations. SNTG currently owns and operates two tank storage terminals in the U.S. and one in Santos, Brazil, with a combined capacity of approximately 2.5 million barrels of liquid storage. SNTG's terminal operations also have interests in three ventures, with a combined storage capacity of 4.4 million barrels: (i) a 40% interest in Stolthaven Westport, a joint venture with the Bolton Group in Malaysia; (ii) a 37% interest in Dovechem Terminal Holdings Ltd., a publicly-traded company listed on the Singapore stock exchange, with terminals and drum manufacturing interests in China, Singapore, Indonesia and Malaysia; and (iii) a 50% interest in Jeong Stolthaven IL Tank Terminal ("JSTT") which has a terminal facility in Ulsan, South Korea. The results of the joint ventures are accounted for under the equity method of accounting.

SNTG completed the first phase of the construction of a public, bulk liquid storage terminal at Braithwaite, LA, containing 38 tanks with a total of 850,000 barrels of storage capacity and associated ship, rail and trucking facilities at a total cost to date of approximately $54 million. The terminal was 48% completed with a total of 405,000 barrels operational at year end, with the balance of 445,000 barrels to be completed during the first quarter of 2002.

Demand for SNTG's services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand for the products SNTG carries and stores, location of the production of the products carried and stored in relation to location of demand, currency fluctuations, import/export tariffs and other trade restrictions, and current spot and future prices of the products. Any general economic slowdown could also have an adverse effect on the demand for those services and therefore, upon SNTG.

The supply of parcel tankers is influenced by the number of new ships delivered into the market, scrappings, and industry regulation. For certain products carried (usually larger commodity type products rather than specialty chemicals), parcel tankers may face competition from some of the more sophisticated of the product tankers. The world order book for new-buildings, to be delivered over the next three years, stands today at 8% to 9% of the total competitive fleet. Adjusting for expected scrappings and downgradings, the Company expects the world net supply of tonnage to grow by approximately 1% to 2% per year over this period.

SNTG's tank container operations compete with other tank container operators, shipper-owned tank containers, barrel drums, liquid bags, and, on land, with truck and rail tank cars. The supply of tank containers is influenced by the number of tank containers constructed and industry regulations.

After a period of strong growth in chemical shipments in the mid 1990's, the economic crisis in the Asia Pacific region and other developing areas resulted in a decrease in parcel tanker and tank container volumes into and within Asia Pacific. This situation, combined with an increase in the supply of parcel tankers and tank containers, resulted in both contracts and spot rates declining in 1998 and into 1999. As the Asia Pacific economies began to slowly recover, volumes began to improve in most areas beginning in the second half of 1999 and throughout 2000. In late 2000, parcel tanker rates began to show significant improvement. This advance continued throughout most of 2001, resulting in a favorable impact on profit margins.

In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets, and reduce costs. Aspects of this initiative include combined service agreements with other parcel tanker operators in certain markets to reduce operating costs and improve utilization (the most recent of which is with Jo Tankers as announced in January, 2002); an overhead reduction effort (announced in January, 2002) which management believes will save SNTG approximately $10 million per year by 2003 and will

result in a one-time charge of approximately $10 million in 2002; the sale of non-strategic assets, including the November, 2001 sale of the Perth Amboy, NJ and Chicago, IL terminals; and the construction of a new storage terminal in Braithwaite, LA (which opened for business in mid-2001) and expansion of terminals in other key ports to increase the synergy between SNTG's ships and storage terminals.

Stolt Offshore S.A.

SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. SOSA operates in more than 60 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa and the Middle East ("SEAME"), South America and North America.

On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA. This transaction was effected by the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in the joint venture entity. SOSA issued 1.8 million SOSA Class A shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT, for a total consideration of $36 million. This acquisition secures the supply of flexible products for SOSA.

On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% was acquired on February 4, 2000. The purchase price was comprised of $111.6 million in cash; the issuance of 6.1 million SOSA Class A shares at a maximum guaranteed price of $18.50 per share, giving a value of $113.6 million that comes due for settlement in the second quarter of 2002; and acquisition costs of $3.4 million. SOSA also entered into a hire purchase arrangement for two ships owned by GTM, the *Seaway Polaris* and the *DLB 801*, with an early purchase option after two years. The net present value of this arrangement at the date of acquisition was $32.0 million. In addition, SOSA assumed debt of $18.4 million that was due from ETPM to GTM and assumed debt of $71.0 million that was due to third parties. The total purchase price was $350.0 million.

ETPM had a very strong market position in West Africa, which is one of the fastest growing markets for SOSA's services. ETPM also had significant engineering skills particularly in conceptual engineering and offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broaden SOSA's range of pipelay capabilities.

In order to facilitate the funding of the cash portion of the SOSA investments in 2000, SOSA issued 10.3 million Class A shares, which were purchased by the Company in February 2000 for $100 million. As a result of the increased debt burden assumed pursuant to the acquisition, SOSA decided to reduce its financial leverage by offering a further 9.4 million Class A shares for subscription, which were taken up by the Company in May 2000, for $100 million.

On July 18, 2001, SOSA acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, SOSA acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. SOSA agreed to pay a total of $16.7 million in cash for these two companies, $4.3 million which has been deferred until 2005. These acquisitions, by adding conceptual design and detailed engineering skills, have enabled SOSA to better undertake all of the engineering required on many of the large engineering, procurement, installation and commission ("EPIC") type contracts that are expected to come into the market in the next few years.

The market for SOSA's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies. It takes time for the benefits of this investment to work through to the offshore construction sector. SOSA expects to see a continued expansion of demand in 2002 for the services that it provides, with this trend continuing over the next few years. SOSA's backlog at January 31, 2002 stood at $1.6 billion, of which $937 million is for 2002. This compares to a backlog at January 31, 2001 of $1.2 billion, of which $877 million was for 2001.

Stolt Sea Farm Holdings plc

SSF produces, processes, and markets a variety of high quality seafood with salmon production sites in Norway, North America, Chile, and Scotland; salmon trout production sites in Norway and Chile; tilapia production sites in Canada; turbot production sites in Spain, Portugal, Norway, and France; halibut production sites in Norway; a tuna production site in Australia; and sturgeon and caviar production sites in the U.S. SSF has worldwide marketing operations with sales organizations covering North America, Europe, and Asia Pacific.

The aquaculture industry is one of the fastest growing segments of the food industry with an average annual growth rate of 12% between 1984 and 2000. As the world population grows and individuals increasingly seek healthier products like fish, and the supply of wild catch seems to have reached its peak level, the demand for farmed fish is expected to increase. From being primarily a salmon farming and sales company, SSF has diversified over the years into farming and selling other species, and has built a substantial seafood trading business in the Asia Pacific region. The following table illustrates the balance of these activities in terms of net operating revenue:

(U.S. dollars in millions)	**2001**	2000	1999
Atlantic Salmon/Salmon Trout— *Farming and Sales:*			
Americas	**$130.0**	$146.7	$123.7
Norway	**76.9**	77.5	81.8
United Kingdom	**15.0**	15.1	14.1
Other Species—Farming and Sales:			
Turbot	**20.8**	19.2	17.7
Tuna	**44.2**	–	–
Halibut	**1.9**	2.5	2.2
Sturgeon	**2.6**	1.8	2.2
Tilapia	**0.2**	0.3	0.1
Sales and Marketing in Asia - Pacific	**113.8**	91.9	64.0
Inter-regional Elimination	**(31.0)**	(29.0)	(29.4)
Total Net Operating Revenue	**$374.4**	$326.0	$276.4

Of the main competitors in the industry, SSF is one of three currently with a presence in all the big four farming regions (Norway, Chile, Canada/U.S. and the U.K). Two other major competitors farm in

three of the big four regions. SSF is the only one with an in-market sales organization in all main markets. SSF's position in the industry is strengthened by the fact that SSF has further diversified into farming various new species. SSF has also been developing a concept of sales of higher value added products deeper in the market, through processing and sales units situated in the U.S. market and known as seafood centers. The first of these was opened in 1997 in Los Angeles, CA and a second was opened in Stratford, CT in 2001.

In August 1999, SSF acquired International Aqua Foods Ltd. ("IAF"), a publicly-listed company, for approximately $11.0 million and the assumption of $9.2 million in debt. IAF was involved in salmon and tilapia hatchery operations in Canada and the U.S., and salmon and trout farming in Chile.

In September 2000, SSF purchased Rokerij La Couronne NV, a smoker and processor of salmon and other seafood products.

In September 2000, SSF purchased the remaining 49% of Pacific Aqua Salmon Farmers Ltd. ("PASFL") that it did not own. PASFL is a producer of Atlantic salmon in British Columbia, and SSF acquired its initial 51% interest in the company when it acquired International Aqua Foods Ltd. in 1999. The seller of the 49% interest in PASFL was EWOS Canada Ltd., a subsidiary of Cermaq ASA. The agreement involved SSF acquiring the remaining 49% of the company, while Cermaq ASA acquired the assets and inventory owned by SSF at the Tofino, British Columbia sites.

The total consideration for the three aforementioned SSF acquisitions in 2000 was approximately $9 million.

In December 2000, SSF purchased Australian Bluefin Pty Ltd., a company involved in the ranching of Southern Bluefin tuna.

In December 2000, SSF purchased the remaining 49% of Ocean Horizons SA ("OHSA") that it did not own. OHSA is a producer of Atlantic salmon in Chile, and SSF acquired its initial 51% interest in the company when it acquired IAF in 1999.

In February 2001, SSF purchased Harlosh Salmon Limited, a company that is involved in the farming of salmon in Scotland.

In July 2001, SSF purchased the 87.5% of Sociedad Pesquera Eicosal SA ("Eicosal") that it did not own. Eicosal is a producer of Atlantic salmon, salmon trout and coho in Chile.

In July 2001, SSF purchased the 50% of Ferme Marine de l'Adour ("FMA") that it did not already own. FMA is a producer of turbot in France.

The total consideration for the five aforementioned SSF acquisitions in 2001 was approximately $80 million.

In December 2001, SSF purchased F&B Sales Ltd., a company based in Hong Kong and involved in the trading of seafood, for a total consideration, including debt assumed, of approximately $2 million.

MULTICURRENCY ACTIVITIES

The functional and the reporting currency of the Company, as well as that of a majority of SNTG's activities, is the U.S. dollar.

In SOSA, the majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The functional currencies of the companies that comprise the Norway region and the U.K. region are the Norwegian kroner and the British pound, respectively. The U.S. dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME, and South America regions. In SSF, the functional currencies of significant subsidiaries include the U.S. dollar, the Norwegian kroner, the British pound, the Euro and the Japanese yen.

Because revenues and expenses are not always denominated in the same currency, the Company enters into forward exchange and option contracts to hedge capital expenditure and operational non-functional currency exposures on a continuing basis for periods consistent with the committed exposures. The Company does not engage in foreign currency speculation.

RESULTS OF OPERATIONS

Results of operations are discussed below by business down to gross profit level for SNTG and SSF, and to net income for SOSA, and then on a consolidated basis for the remaining captions in the statements of income.

Stolt-Nielsen Transportation Group Ltd.

Tankers The total number of ships owned and/or operated by SNTG as of November 30, 2001, was 137, representing 2.4 million deadweight tons ("dwt"). Of this total, 71 ships participated in the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep sea inter-continental market. The remainder of the ships provide regional services. The composition of the fleet at November 30, 2001 was as follows:

	Number of ships	Millions of dwt	% of the Joint Service net revenue for the year ended November 30, 2001
Joint Service:			
Stolt-Nielsen Transportation Group Limited	43	1.39	74.5
NYK Stolt Tanker S.A. ("NYK Stolt")	7	0.17	11.3
Rederi AB Sunship*	3	0.12	5.3
Barton Partner Limited	2	0.03	1.7
Bibby Pool Partner Limited	5	0.08	5.3
Unicorn Lines (Pty) Limited	2	0.03	1.9
	62	1.82	100.0
Time-chartered ships	9	0.28	
Total Joint Service	71	2.10	
Ships in regional services	66	0.31	
Total	137	2.41	

*In December 2001, Rederi AB Sunship left the Joint Service.

Net revenue available for distribution to the participants is defined in the Joint Service agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, number of operating days during the period, and an earnings factor.

In its results of operations, SNTG tanker operations includes 100% of the net operating revenue of the Joint Service, and then shows, as tanker operating costs, all the voyage costs associated with the ships and the earnings distributed to the other participants in the

Joint Service. SNTG's tanker operations share of the net income in NYK Stolt and Chemical Transporter Limited, an affiliate of Rederi AB Sunship, are included in "equity in net income of non-consolidated joint ventures," in the Company's consolidated statements of income.

SNTG tanker operations' net operating revenue in 2001 increased 9% to $754.9 million, from $691.8 million in 2000 which was a 12% increase from $618.0 million in 1999. The changes in revenue can be explained as follows:

(i) A weak market existed in 1998, 1999 and the first three quarters of 2000 due to reduced demand from weak Asia Pacific economies and increased competition resulting from an oversupply of tonnage due to the newbuilding programs of SNTG and its competitors. Rates rose significantly starting in the fourth quarter of 2000 and continued to rise throughout most of 2001 as the Asia Pacific economies recovered and the industry's newbuilding programs neared completion. In addition, in the latter half of 2000 and early 2001, a very strong product tanker market resulted in a tightening of supply and upward pressure on rates in the chemical tanker market.

(ii) SNTG's fleet in 2001 averaged 2.55 million dwt, an increase of 2% from 2.51 million dwt in 2000, which was an increase of 14% from 2.21 million dwt in 1999.

(iii) Cargo carried in 2001 was 27.0 million tons, an increase of 7% from 25.3 million tons in 2000, which was an increase of 14% from 22.1 million tons in 1999.

In 2001, 54% of tanker revenue was under Contracts of Affreightment ("COA"), typically one year in duration. The remaining 46% were based on spot rates. The percentage of revenue from COAs versus spot rates in 2000 and 1999 was broadly similar at 58% and 42%, respectively.

SNTG's tanker operations had gross profit of $162.7 million, $109.9 million, and $88.6 million in 2001, 2000, and 1999, respectively, and gross margins of 22%, 16%, and 14%, respectively. Gross profit and margins improved over this period as a result of improvements in the Asia Pacific economies and a diminishing supply of overtonnage as the industry's newbuilding programs near completion.

In 2001, ship bunker fuel for SNTG's tanker operation constituted approximately 19% of the total operating expenses for tankers. The average price of bunker fuel purchased by SNTG during 2001 was approximately $139 per ton. This compares to the average bunker fuel price for 2000 of approximately $161 per ton. SNTG attempts to pass fuel price fluctuations through to its customers under COA's. During 2001, approximately 54% of tanker revenue was earned under COA's, with the majority of this revenue covered by contract provisions intended to pass through fluctuations in fuel prices. The remaining revenue was earned under spot rates which reflect the prevailing fuel prices.

The sailed-in time-charter index for the Joint Service, which is a measure of the relative average daily fleet revenue, less voyage costs (commissions, port expenses, and bunkers), per ship operating day increased approximately 16% in 2001, after improving 3% in 2000 and declining 10% in 1999. During the same three year period, the owning operating cost per day of SNTG's fleet in the Joint Service increased by 3% in 2001, and decreased by 7% in 2000, and 9% in 1999. The overall decrease in tanker owning operating costs over this period is due to a newer more efficient fleet, improved purchasing practices and a strong U.S. dollar. The slight rise in 2001 is due to higher insurance and administrative and general expenses.

In 1994, SNTG embarked on a newbuilding program to construct 25 new parcel tankers (of which one ship was canceled) designed to meet increasing demand for its transportation services and replace the first generation of purpose-built parcel tankers built in the early to mid-1970's. The ships in the newbuilding program have greater capacity than the units they are replacing and introduce a series of features to increase the operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers. One ship was delivered in fiscal 2001. The last ship of this newbuilding program was moved to Uljanik shipyard in Croatia and was delivered on December 4, 2001.

Over the last three years, SNTG sold one ship and scrapped three. The ship was sold to a third party and remains marketed by the Joint Service.

During 2000, SNTG entered into co-service agreements with two parcel tanker companies, Tokyo Marine and Seatrans, to improve the scheduling of SNTG's fleets, and increase operational efficiency and customer service. In January 2002, SNTG announced an additional co-service agreement with Jo Tankers.

For the next few years management expects that ton/mile demand will grow at 4% to 5% per annum. With the newbuilding programs winding down, management expects net supply growth of only 1% to 2% per annum through the end of 2004. Management anticipates rates in early 2002 will be broadly similar to the latter half of 2001 as a result of the slowdown in the world economy. It is also anticipated that rates will again begin to rise in the latter half of 2002 and more significant increases will be achieved in 2003 and beyond.

Tank Containers Net operating revenue in 2001 was $214.4 million, a 4% decrease from $223.7 million in 2000, which was a 9% increase from $206.1 million in 1999. The decrease in 2001 was attributable to the transfer of the rail group (that had revenues of $9.8 million in 2000) to the Terminal division. There was, however, a slight improvement in volume of container shipments. The increase from 1999 to 2000 was attributable to increased demand and a larger fleet for tank containers. Tank container shipments in 2001 totaled 59,762, a 2% increase from shipments of 58,624 in 2000. Shipments in 2000 reflected an increase of 11% from shipments of 52,922 in 1999. Total shipments increased in 2001 over 2000 but declines were experienced in Europe and Japan. Growth of 5% is anticipated in 2002 as a result of increased marketing and sales efforts in all regions. Shipments increased in 2000 against 1999 in all major regions. Shipments from Europe, North America, and intra-Asia were particularly strong during 2000, continuing the trend established in late 1999.

As of November 30, 2001, SNTG controlled a fleet of 14,184 tank containers, an 11% decrease from the 15,923 tank containers controlled at the end of 2000. In comparison, 2000 reflected a 14% increase over the 14,000 tank containers controlled at the end of 1999. The decrease in the 2001 fleet is a result of the off-hire program of leased tanks targeted to improve utilization. The increase in 2000 was primarily due to the purchase of approximately 1,800 new tank containers and on-hire of new tanks.

SNTG's tank container operation had gross profit of $40.8 million, $44.1 million, and $42.6 million in 2001, 2000, and 1999, respectively, and gross margins of 19% in 2001, 20% in 2000 and 21% in 1999. Margins declined in 2001 due to increased competition in regional markets, increased repositioning expenses, termination costs associated with the off-hire program, and the transfer of the rail group to Terminals. Margins declined in 2000 due to reduced freight rates caused by increased competition in regional markets. This was offset in part by cost savings and increased utilization.

Terminals Net operating revenue in 2001 increased $19.1 million to $78.4 million, or 16% after excluding $9.9 million for the rail group that was transferred from the Tank Container division in 2001, from $59.3 million in 2000, which was a 7% increase from $55.4 million in 1999. As a result of the sale of SNTG's Chicago and Perth Amboy terminals in November, 2001, which combined for $25.3 million in net operating revenue in 2001, total marketable capacity in North and South America decreased to 2.5 million barrels (402,000 cubic meters) at the end of 2001, compared to 5.0 million barrels at the end of 2000 and 1999. The storage capacity available with our joint venture terminals in Asia Pacific, by the end of 2001, stood at 4.4 million barrels (702,500 cubic meters) as compared to 3.3 million barrels at the end of 2000 and 3.1 million barrels at the end of 1999. Average capacity utilization at SNTG's wholly-owned North and South American terminals was 95% in 2001, 92% in 2000, and 90% in 1999. The average capacity utilization increase in 2001 over the prior two years was attributed to increased activity at the Houston, Perth Amboy and Santos facilities.

Gross profit of SNTG's terminal operation was $30.1 million, $24.0 million, and $20.4 million in 2001, 2000, and 1999, respectively, and gross margins were 38%, 41% and 37%, respectively. Margins fell in 2001 from 2000 due to the inclusion of the rail group and the start-up nature of the Braithwaite, LA terminal facility, which was slightly offset by improvements at the other facilities. Margins improved in 2000 from 1999 as a result of an increase in operating revenue due primarily to new customer contracts and increased capacity and utilization at Stolthaven Houston.

Stolt Offshore S.A.

Net operating revenue increased to $1,255.9 million in 2001 from $983.4 million in 2000 largely due to greater activity on major projects in West Africa and the Gulf of Mexico. During the year, the Girassol and Gulfstream projects suffered from project delays, cost overruns and delays in settling variation orders which negatively impacted SOSA's results. The project delays also tied up some of SOSA's major construction assets, reducing capacity to participate in the spot market which can be significant in the second half of the year. Despite these factors, the improved market conditions resulted in an improvement in the results before tax from a loss of $38.2 million last year to a profit before tax in 2001 of $6.4 million.

Net operating revenue increased to $983.4 million in 2000, from $640.7 million in 1999, largely as a result of the acquisition of ETPM, with the majority of this increase in West Africa. There were poor market conditions in the U.K., North America, and Asia Pacific and severe project delays in the North Sea in quarter one due to adverse weather conditions. Poor project performance in the North Sea and Asia Pacific also had a significant negative impact on earnings. The poor market conditions together with the interest expense incurred on borrowings, which increased as a result of the ETPM acquisition, also contributed to a decrease in net income before tax from $7.7 million in 1999 to a net loss before tax of $38.2 million in 2000.

Revenues improved $272.5 million in 2001, primarily due to the increased level of activity in the North America region, contributing $154.4 million to the improvement, with the pipelay project for Gulfstream National Gas LLC. Revenues in the U.K. region rose $91.1 million due to the improved market conditions in this region. The SEAME region also increased revenues by $75.3 million, largely the result of the Girassol project in Angola and traditional pipelay contracts on offshore projects in Nigeria. The above increases were partially offset by the $88.2 million decrease in Norway region revenues in 2001 due to the absence of any major pipelay projects. The loss before tax of $38.2 million in 2000 improved to income before tax of $6.4 million in 2001. In the Asia Pacific region, a break even result in 2001 compared to a net loss before tax of $14.9 million in 2000. The current year improvement was the result of efforts carried out in 2000 to reduce the local fixed cost structure and focus on the target niche market, and the poor performance in 2000 on two projects in Indonesia was not repeated. The U.K. region improved $10.5 million due to increased market activity and better asset utilization. The Norway region increased net income before tax $8.7 million due to the good performance on subsea construction projects. Poor performance on the Gulfstream project resulted in increased losses of $15.0 million in the North America region in 2001, while corporate losses were reduced $24.0 million due to higher recovery of interest expense and asset utilization as compared to 2000.

Revenues improved $342.7 million in 2000, mainly due to the acquisition of ETPM which has the majority of its activities in the SEAME region where revenues rose $387.8 million. Revenues in the U.K. region declined $38.4 million due to the continued poor market conditions in this region. Income (loss) before tax decreased $45.9 million in 2000, mainly due to the very poor market conditions in the Gulf of Mexico, resulting in additional losses in the North America region of $15.1 million. Income for the Norway region declined $12.8 million, largely the result of project delays caused by adverse weather conditions early in the year. Additional losses in the Asia Pacific region of $9.9 million resulted from poor project performance on two projects in Indonesia, while losses in the U.K. region increased $9.7 million due to reduced market activity.

SOSA had a gross profit of $94.4 million, $53.4 million, and $72.4 million in 2001, 2000, and 1999, respectively, with gross margins of 8%, 5%, and 11%, respectively. The change in gross profit and margins was largely the result of those factors mentioned above.

SOSA's fleet is comprised of deepwater heavy construction ships, the light construction and survey ships, and trunkline, barges and anchor ships. The utilization of the deepwater heavy construction fleet was 88% in 2001, compared to 78% in 2000 and 90% in 1999. The increased utilization in 2001 was due to growth in demand in the North Sea, Gulf of Mexico and West Africa, particularly on the ship-intensive Girassol project. Utilization in 2000 was lower than in 1999 due in part to the unavailability of the *Seaway Condor* in 2000 and low utilization of the *Seaway Polaris*, because of poor market conditions in the U.K. and North America.

Stolt Sea Farm Holdings plc

Net operating revenue in 2001 increased 15% to $374.4 million from $326.0 million in 2000, which was an 18% increase from $276.4 million in 1999. Please refer to Note 2, "Significant Accounting Policies—Reclassification" for a discussion of the change in the method of reporting freight revenue and costs. The increase in net operating revenue in 2001 was primarily due to increased revenue in the Asia Pacific, both due to increased volumes of traded products and due to the addition of the bluefin tuna activities in Australia. Although volumes in both the Americas and Norway salmon farming businesses were higher in 2001 than in 2000, net operating revenue overall was lower due to the sharp fall in selling prices in their markets, brought about by a sharp increase in supplies into the market, primarily from Chile. The increase in net operating revenue in 2000 was primarily due to higher volumes in the North America markets, as well as stronger prices in the U.S. and European markets due to increased demand not being adequately met by increases in supply. Also, in the Asia Pacific region volumes continued to grow, as does the proportion of higher priced value added products. Total Atlantic salmon and salmon trout volumes sold, in gutted whole fish equivalent metric tons assuming an average 60% yield on processed products sold and excluding volumes sold intercompany into Asia Pacific, were 80,700

metric tons in 2001, 65,200 metric tons in 2000, and 58,200 metric tons in 1999. Of the metric tons sold, 51,100 metric tons, 39,100 metric tons and 35,700 metric tons, respectively, were from SSF's own production, the remainder being sourced from other producers. The increase in the volume of SSF's own production in 2001 reflects expansion in Canada, Chile, and the U.K. as well as the acquisition in Chile of the remaining 87.5% of Eicosal that was not owned by the Company. The increase in the volume of SSF's own production in 2000 reflects the contributions of acquisitions in Canada and the U.S., increased capacity utilization of the farms in Canada, expansion in the U.K. and increased feed quotas available to farmers in Norway.

In 1996, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the EU market. In order to avoid further threats of duties against Norwegian salmon, the Norwegian government, in July 1997, reached an agreement with the EU for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricts the increase in supply of Norwegian salmon into the EU market to 10% per year; requires the average sales price to be at or above an agreed minimum price; and increases the export levy payable by Norwegian producers. The Norwegian government still maintains the feed quota and production regulations that it introduced in 1996. The quotas and regulations have had an adverse effect on the cost structure of the Norwegian operation, as they have limited the capacity utilization of farmed concessions. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime. The agreement expires in 2002 and at this time it is not known what, if anything, will take its place.

Following the turbulence in the EU market in 1996/97, the demand/supply balance in the EU market slowly improved until in 1999 and much of 2000 it was more favorable to the salmon farming industry in Europe. This was due in some part to the more restricted supply from Norway, but also due to the high incidence of disease in the Scottish salmon farming industry in 1998, which resulted in reduced supply from Scotland, due to increasing exports of Norwegian farmed salmon to the Asia Pacific market and due to reduced volumes from Chile as the industry in Chile also had some disease problems in 1998 and responded to anti-dumping measures in the US market. At the end of 2000 and into 2001, however, supplies from Chile, the UK, Ireland, and the Faeroe Islands all increased substantially, causing a sharp imbalance in the supply into the market, and this has resulted in sharply reduced prices in all markets. For 2001, prices have on average been 30% lower in Europe and 40% lower in the US compared to levels in 2000.

SSF had a gross profit of $23.5 million, $52.5 million and $46.7 million in 2001, 2000, and 1999, respectively. Gross margins were 6% in 2001, 16% in 2000, and 17% in 1999. The reduction in gross profit in 2001 reflects the significantly reduced prices for salmon in Europe and the US. As a result of low prices, SSF made "Lower of Cost or Market" adjustments to inventory and other provisions against working capital totaling $4.4 million, to reduce asset carrying costs to net realizable value. SSF also wrote off $3.6 million of live fish inventory in the state of Maine, which were culled as a result of a government decree in January 2002 to cull the fish as a result of the incidence of a disease in the area. SSF currently anticipates some form of reimbursement from the U.S. government in the latter half of 2002. In Iberia and Asia Pacific regions, gross profit margins in 2001 were higher than in 2000, in the former region due to improved turbot prices in Europe and in the latter due to the acquisition of the higher margin bluefin tuna business at the start of 2001. The reduction in gross profit in 2000 reflects reduced profitability in the Americas region, after a very strong 1999, due to a good growing season and high prices in that year, and reduced gross margins in the turbot business where sharply increased volumes in the industry had to be absorbed by the market. In Norway, profitability improved markedly due both to the higher market prices in Europe prevailing for most of the year and decreased production costs due to efficiencies and farming improvements.

SSF is not anticipating increases in salmon prices in its main markets until the second half of 2002, at the earliest. However, with 100% ownership of the new Chilean activities for a full year in 2002, as well as currently planned volume increases in Asia Pacific, net operating revenue is expected to increase by around 10% over 2001. Although production costs in the salmon business are expected to be reduced from 2001, unless prices rise significantly SSF is expecting that margins overall will only be slightly better than in 2001.

Optimum Logistics Ltd. and SeaSupplier Ltd.

In March 2001, OLL announced a joint marketing and technology alliance with Aspen Technology, Inc. ("AspenTech") to develop Internet-based, supply chain logistics solutions for manufacturers in the process industries. Under the terms of the agreement, AspenTech has acquired a minority equity interest in OLL from the Company. The Company and AspenTech agreed to provide up to $17.3 million of funding to OLL, of which the first $12.3 million will be provided on a pro rata basis by the Company and AspenTech at 81% and 19%, respectively, and the last $5 million would be provided by the Company.

In June 2001, the wholly-owned subsidiary, PrimeSupplier Ltd. acquired a competitor, the shipowner backed OneSea.com, and was renamed SeaSupplier Ltd. The former OneSea.com shareholders received a minority stake in SSL, and the Company agreed to provide up to $7 million in funding to SSL.

Cash expenditures for OLL was $16.2 million and for SSL was $8.3 million in 2001. The slowdown in the economy considerably reduced technology software related spending by many potential customers and negatively impacted sales efforts in 2001. Both OLL and SSL completed the major portion of their software development in 2001 and have considerably slowed their cash expenditure rate. OLL now has several revenue paying customers, and SSL signed its first customer contract in late 2001 and announced several additional signed contracts in early 2002. The Company currently anticipates that the cash flow for both OLL and SSL will improve significantly in 2002.

Restructuring Charges

In 2000, SOSA recorded restructuring charges of $3.3 million, before minority interest impact, related to the integration of ETPM. The reorganization plan has removed duplicate capacity in the U.K. and SEAME regions. SOSA recorded redundancy costs of $0.9 million to eliminate duplicate functions in the U.K., and $1.7 million to close the Marseilles, France office, while transferring all operational and administrative functions for the SEAME region to Paris, France. Additionally, integration costs of $0.7 million were incurred in relation to the introduction of common information and reporting systems and standardization of processes across the enlarged SOSA organization. In 1999, SNTG and SOSA recorded restructuring charges of $2.8 million and $1.6 million, before minority interest impact, respectively. In order to streamline operations, SNTG relocated its Haugesund, Norway office to Rotterdam, Holland and its Somerset, NJ operations to Houston, TX. SOSA reorganized its North Sea operations and closed certain offices in the U.K. and Norway. SOSA incurred costs

of $1.3 million for redundancy and relocation, and $0.3 million related to other administrative costs. Substantially all of the charges were expensed and paid in the years ended November 30, 2000 and 1999.

Write-off of Comex Trade Name

In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, SOSA ceased using the Comex name and, as such, determined that the value of the Comex trade name had been impaired and recorded a charge of $7.9 million, before minority interest impact, in its results of operations for the write-off of the trade name.

Equity in Net Income of Non-consolidated Joint Ventures

The Company's equity in the net income of non-consolidated joint ventures was income of $13.0 million in 2001, compared to a loss of $3.1 million in 2000 and income of $4.7 million in 1999. The increase in 2001 was primarily due to improved results from SOSA joint ventures and SNTG terminal joint ventures, partially offset by lower results for the SNTG tanker joint ventures. The reduction in 2000 was primarily due to lower results from the SNTG tanker joint ventures, partially offset by increased income from the SNTG terminal joint ventures.

Administrative and General Expenses

Administrative and general expenses increased to $209.5 million in 2001 from $186.1 million in 2000 and $158.7 million in 1999. The increase in 2001 is mainly due to the Company's two new E-commerce businesses, OLL and SSL, higher expenses related to increased activity at the SNTG tanker operations and higher costs at SSF related to companies acquired during 2001. The 17% increase in 2000 is mainly due to the full year effect of the ETPM acquisition combined with the initial period of costs associated with the establishment of OLL and SSL in early 2000. The percentage relationship of administrative and general expenses to net operating revenue has decreased over the last three years at 7.8%, 8.1% and 8.8% in 2001, 2000, and 1999, respectively.

Non-Operating (Expense) Income

Interest Expense, Net Interest expense, net increased to $113.9 million in 2001 from $105.5 million and $65.4 million in 2000 and 1999, respectively. The $8.4 million in increased interest in 2001 was due to a higher debt level resulting from the Company's acquisition program. The $40.2 million in additional interest expense in 2000 was due to the higher level of debt in 2000 resulting from the Company's acquisitions and capital expenditure program, and a reduction of $8.4 million in capitalized interest.

Gain on Disposal of Assets, Net In 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pre-tax gain of $12.2 million, $7.3 million after tax. Under the terms of the agreement for the sale of the tank storage terminal assets in the fourth quarter of 2001, the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which generally ends two years after the closing date, in connection with these two sites. As of November 30, 2001, the Company is not aware of any such contingencies having been incurred and neither does it anticipate such contingencies being incurred in the future. The Company also sold other assets for a net gain of $2.1 million, primarily related to a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA. In 2000, the Company sold various assets for a net gain of $2.2 million. In 1999, the Company sold 2,830 of SNTG's tank containers, which were leased out to a third party, to TransAmerica Leasing Inc., and recognized a gain of $3.8 million on these sales. The Company also sold other assets with a net gain of $1.2 million.

Income Tax Provision

The 2001 results include a tax provision of $27.6 million compared to $15.4 million in 2000, and $0.5 million in 1999. In 2001, the higher tax provision, mainly due to SOSA, resulted from withholding taxes imposed by tax authorities in certain territories in West Africa which had higher revenue in 2001 than in previous years. Additionally, in the current year, SOSA did not recognize a deferred tax asset for the losses in the North America Region, which had the impact of increasing the overall effective tax rate. Partially offsetting these items was the release of a portion of the deferred tax liability for accelerated U.K. shipping allowances as a result of the U.K. shipping companies electing to join the U.K. tonnage tax regime. The 2000 and 1999 provisions reflect the recognition of $2.6 million and $11.0 million, respectively, in tax benefits of net operating loss carryforwards by SSF.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity for the Company is derived from a combination of cash generated from operations and funds from commercial bank borrowing facilities and private placements. The Company's borrowing facilities include revolving credit agreements and other credit lines which cover short-term needs for funds, and longer- term borrowings principally to finance capital expenditures and acquisitions.

SNTG generally operates with negative working capital, which reflects the collection/payment cycle. Invoicing, for the tanker business, usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage or move. SOSA requires working capital, as expenditures are often incurred on an ongoing basis throughout a project while customers are typically billed when a specified level of progress is achieved on a project. In SSF, the production cycle for Atlantic salmon takes two to four years, and for various other farmed fish species many more years; therefore, SSF requires working capital to finance inventory.

In 2001, the Company generated cash from operating activities of $110.4 million. This compares with $140.8 million and $194.3 million in 2000 and 1999, respectively. The movements between years are mainly due to the relative operational performances and working capital requirements in those years. In 2001, there was a build-up of working capital at SOSA, mainly for unbilled receivables from customers.

Net investing activities utilized $231.7 million in 2001. Significant investing activities during the year were (i) capital expenditures of $202.9 million, as described in further detail below, (ii) acquisitions of subsidiaries, primarily at SSF as previously discussed, for $80.7 million, and (iii) payments of $31.2 million for investments in affiliates and others. Offsetting these expenditures were (i) $77.0 million of proceeds from sale of assets ($69.7 million for the sale of Perth Amboy and Chicago Terminals), and (ii) $12.7 million of dividends received from non-consolidated joint ventures. Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final delivery payment on one Spanish newbuilding for SNTG, (ii) the purchase of new tank containers, and (iii) progress payments of $43 million on the construction of a terminal at Braithwaite, Louisiana.

Net investing activities utilized $355.6 million in 2000. Significant investing activities during the year were (i) capital expenditures of $285.8 million, as described in further detail below, (ii) SOSA's acquisitions of ETPM and Danco A/S, for $350 million and $36 million, respectively, including payments of $111.2 million, net of cash

acquired, and SSF made payments of $9.2 million for the acquisitions of Rokerij La Couronne NV and the remaining interests of Ocean Horizons SA and PASFL that it did not previously own, (iii) payments of $12.4 million for investments in affiliates and others, and (iv) $2.6 million for the increase of restricted cash deposits. Offsetting these expenditures were (i) $72.0 million of proceeds from sale of assets, ($49.6 million for tank containers that were subsequently leased back), and (ii) $2.7 million of dividends received from non-consolidated joint ventures. Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final payment on the delivery of six newbuildings for SNTG, (ii) the purchase of new tank containers, and (iii) land purchase and progress payments on the construction of a terminal at Braithwaite, LA.

Net investing activities utilized $248.2 million in 1999. Significant investing activities during the year were (i) capital expenditures of $303.3 million, as described in further detail below, (ii) payments of $21.8 million including $11.0 million to acquire IAF, net of cash acquired, $3.8 million to acquire D.E. Salmon, and $6.9 million to purchase additional shares of SOSA, (iii) payments of $38.2 million for investments in affiliates and others, and (iv) $1.0 million for the increase of restricted cash deposits. Offsetting these expenditures were (i) $117.8 million of proceeds from sale of ships ($56 million), tank containers ($52 million) and other assets, and (ii) $13.2 million of dividends received from non-consolidated joint ventures. Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final payment on the delivery of five newbuildings for SNTG, (ii) the purchase of new tank containers, (iii) progress payments on terminal capacity expansion at the Houston terminal, and (iv) SOSA's purchase of remotely operated vehicles ("ROVs").

Net cash provided by financing activities totaled $117.6 million in 2001. The principal uses of cash were the repayment of long-term debt of $82.2 million and payment of dividends of $13.8 million. The significant sources of 2001 funding include (i) increase of $77.5 million of long-term debt, consisting of an additional $70 million drawdown on an existing line of credit by SOSA that is secured by first mortgage on certain ships with a negative pledge on other existing SOSA assets, (ii) increase of $144.2 million in loans payable to banks, and (iii) $1.3 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

Net cash provided by financing activities totaled $224.8 million in 2000. The principal uses of cash were the repayment of long-term debt of $243.2 million and payment of dividends of $13.7 million. The significant sources of 2000 funding include: (i) the issuance of $473.5 million of new long-term debt, consisting of a $340 million obligation of SOSA secured by first mortgages on certain ships with a negative pledge on other existing SOSA assets, a $21.7 million unsecured loan to an SNTG wholly-owned subsidiary with a negative pledge on the assets of that subsidiary, and $111.8 million in loans secured by first mortgages on certain ships, and (ii) $5.5 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

Net cash provided by financing activities totaled $36.5 million in 1999. The principal uses of cash were the repayment of long-term debt of $74.4 million and payment of dividends of $20.5 million. The significant sources of 1999 funding include: (i) the issuance of $117.4 million of new long-term debt, consisting of secured debt with negative pledge covenants related to certain ship assets, and (ii) $1.3 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

On February 4, 2000, 6.1 million SOSA Class A shares were issued to Vinci as partial consideration for the acquisition of ETPM S.A. and on December 7, 1999, 1.8 million SOSA Class A shares were issued for the acquisition of NKT Flexibles I/S. The Class A shares have subsequently been converted to SOSA Common shares on a one-for-one basis. The shares issued to Vinci and NKT have a guaranteed minimum share price that may require a future settlement in cash.

As of November 30, 2001, the outstanding commitment under the minimum share price given in connection with the acquisition of NKT, covers 1,128,742 Common shares of SOSA. SOSA intends to repurchase 249,621 shares in February 2002 at a price of $13.65 per share. The remaining 879,121 shares are subject to a share price guarantee at a guaranteed price of $15.30 per share in February, 2003. Any future cash settlement will be covered out of existing lines of credit of SOSA.

On February 7, 2002, Vinci, owner of the 6,142,857 Common shares of SOSA issued as partial consideration in the acquisition of ETPM in December 1999, has advised SOSA of its intention to sell all of the shares as permitted by the ETPM acquisition agreement. SOSA has advised Vinci that it will organize the sale and it is SOSA's intention to buy the shares back in the second quarter of 2002. The transaction will be funded through the use of existing credit facilities of SOSA and the issuance of Common shares of SOSA to SNSA and other interested parties for up to $65.0 million.

The following table sets forth the Company's contractual cash obligations and other commercial commitments as of November 30, 2001 (excluding amounts potentially due under the SOSA share guarantees described above):

(in millions)	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
Contractual Cash Obligations:					
Long-term debt	$1,383.8	$109.2	$308.9	$661.5	$304.2
Capital lease obligations	25.0	23.8	1.2	–	–
Operating leases	216.7	71.7	67.2	46.2	31.6
Total Contractual Cash Obligations	$1,625.5	$204.7	$377.3	$707.7	$335.8
Other Commercial Commitments:					
Performance guarantees	$ 418.2	$263.3	$ 99.0	$ 44.5	$ 11.4

As of November 30, 2001, the Company had total capital expenditure purchase commitments outstanding of approximately $48.3 million for 2002 and future years. These commitments are for a variety of capital projects, primarily the purchase and refurbishment of tank containers; expenditures for expansion of terminal capacity and the modification of a construction ship and the purchase of ROVs.

The Company's current plans are expected to result in capital expenditures of approximately $160 million in 2002. The Company has scheduled principal and interest payments of approximately $230 million, anticipated dividends of $14 million and a $117 million funding obligation for the previously mentioned share price guarantees of SOSA to Vinci and NKT. After an estimated $315 million of cash

received from operating activities before interest, the Company will have a net funding requirement of $206 million which will be funded by existing cash, drawdowns on existing long-term revolving credit lines, new long-term debt and possibly the issuance of SOSA shares to the public market. The Company does not anticipate that net debt will change materially during 2002.

At November 30, 2001, the Company's cash and cash equivalents totaled $24.9 million. The Company had corporate facilities and other short-term lines of credit of $1,085.6 million, of which $466.5 million is available for future use. Total bank loans and short-term and long-term debt and capital lease obligations amounted to $1,692.9 million, of which $1,082.3 million is secured by ships and other assets and $610.6 million is unsecured. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Some of the Company's debt agreements provide for a cross default in the event of a material default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them.

On November 13, 2001, the Board of Directors of the Company approved an interim dividend of $0.125 per Common share which was paid on December 19, 2001 to all shareholders of record as of December 5, 2001. The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 2001 of $0.125 per share will be paid in May 2002.

The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company.

The reclassified Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on Nasdaq.

After shareholders approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders.

MARKET RISK

The Company is exposed to market risk, including changes in interest rates, currency exchange rates and bunker fuel costs. To manage the volatility relating to these exposures, the Company enters into derivative transactions in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading or speculative purposes.

Currency Rate Exposure

The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency exposure arising in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts negotiated with major banks.

Interest Rate Exposure

The Company's exposure to interest rate fluctuations results from floating rate short-term credit facilities plus variable rate long-term debt and revolving credit facilities tied to the London Interbank Offered Rate ("LIBOR"). As of November 30, 2001, the consolidated debt, after consideration of interest rate swap agreements, was approximately 52% variable-rate debt.

The Company's objectives in managing exposure to interest rate changes are to limit the impact of interest rate changes on earnings and cash flow and to lower overall borrowing costs. To achieve these objectives, the Company limits its exposure to interest rate changes through the use of fixed rate debt and financial swap contracts with major commercial banks. The Company maintains fixed rate debt as a percentage of its net debt between a minimum and a maximum percentage, which is set by the Company's Board of Directors.

Bunker Fuel Exposure

Ship bunker fuel for the Company's tanker operations constituted approximately 19% of the total operating expenses for tankers. The Company enters into hedge contracts for bunker fuel in order to reduce the effects of a rise in prices. The contract business of the tanker operations is protected against a rise in bunker fuel under the terms of affreightment. However, spot freight rates depend on market supply and demand for cargo, leaving profit margins unprotected against a rise in bunker fuel. The Company maintains an active program of hedging bunker fuel costs for a portion of the anticipated future spot business.

The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio, assuming adverse changes in market conditions for a specific time period and confidence level. As of November 30, 2001, the Company's estimated maximum potential one-day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $1.2 million from adverse changes in foreign exchange rates. The Company's maximum potential one-day loss in fair value for adverse changes in interest rate and bunker fuel prices, given a 95% confidence level, would be approximately $0.8 million and $0.1 million, respectively. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial statements, and disclosure relating to the financial instruments is included in Note 20 to the consolidated financial statements.

ENVIRONMENTAL AND REGULATORY COMPLIANCE

The results of the Company may be impacted by changing environmental protection laws and regulations enacted by international, national, and local regulators. The operation of the Company's ships carries the risk of catastrophic accident and property loss caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages and other circumstances or

events. The transportation of oil and chemicals is subject to the risk of business interruptions and additional costs in the event of spills or casualties befalling Company ships. Such an event may result in loss of revenue or increased costs or both.

The Company's businesses are subject to various international, national and local governmental laws, which apply to various aspects of the Company's operations, and provide severe penalties for non-compliance. One such law is the U.S. Oil Pollution Act of 1990 ("OPA '90"), which imposes various requirements on shipowners and ship operators in U.S. waters including, among other things, restricting access to U.S. ports to only those tankers with double hulls, stringent financial responsibility requirements and extensive contingency planning requirements, as well as a liability scheme that provides for, under certain circumstances, unlimited liability for pollution accidents occurring in U.S. waters. The Company believes it is currently in compliance with such laws and regulations.

The terminal operation in the U.S. is subject to the Clean Water Act, the Clean Air Act, OPA '90, and the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which regulate liability for the discharge of pollutants into waterways and noxious emissions into the air; MARPOL Annex II regarding the disposal of by-products from ship cleaning done pursuant to such regulations; the Resource Conservation and Recovery Act regarding the reporting, record keeping and handling of hazardous waste; the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities; and regulations of the U.S. Department of Transportation pursuant to the Hazardous Materials Transportation Act regarding the packaging, labeling and handling of hazardous materials in the U.S. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies. Refer to Note 7 to the consolidated financial statements for a further discussion on the contingencies related to the Perth Amboy, NJ and Chicago, IL terminal sales in 2001.

The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet is currently covered by hull and machinery insurance in the amount of $3.8 billion. Other marine liabilities are insured under marine protection and indemnity insurance policies. These policies have a ceiling of $4.25 billion per incident for all claims other than marine oil pollution. Cover for such incidents is limited to $1 billion per occurrence for ships when calling for ports in the U.S. and other parts of the world. Non-marine liabilities are insured up to $200 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are more fully described in Note 2 to the consolidated financial statements. The Company believes that the following policies are the critical accounting policies as they may involve a higher degree of judgment and complexity.

Revenue Recognition

Consistent with shipping industry practice, revenues from SNTG's tanker operations are shown in the consolidated statements of income net of commissions, sublet costs, transshipment, and barging expenses. The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of income. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period.

Revenues for SNTG's tank container operations relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

Revenues for SNTG's terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

A significant portion of SOSA's revenue is derived from long-term contracts and is recognized using the percentage-of-completion accounting method. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of estimated physical completion. Management reviews these estimates monthly and revenue and gross profit are recognized each period unless the stage of completion is insufficient to enable a reasonably certain forecast of revenue to be established. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. These changes may be significant depending on the size of the project or the adjustment. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes known.

A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue only after agreement from the customers has been reached on the scope of work and fees to be charged. Variation orders often arise during the life of a contract and estimated revenues and costs are adjusted for change orders that have been approved as to scope and fees.

SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) or DDP (Delivered Duty Paid) customer. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitized costs are

spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

Costs are released to the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the period in which they are incurred.

OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Legal Claims and Lawsuits

The Company, in the ordinary course of business, is subject to various legal claims and lawsuits. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies" if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. The results of the Company may be adversely affected if the provision proves not to be sufficient. The significant legal claims and lawsuits, including the Coflexip S.A. and *Toisa Puma* claims against SOSA, are fully discussed in Note 15 to the consolidated financial statements.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 141, "*Business Combinations*", and SFAS No. 142, "*Goodwill and Other Intangible Assets.*" SFAS No 141 addresses financial and reporting issues for business combinations, and requires that the purchase method of accounting must be applied to all acquisitions completed after June 30, 2001. SFAS No. 142 addresses how intangible assets and goodwill should be accounted for in financial statements upon their acquisition, and subsequently.

Entities must perform a thorough analysis to identify all intangible assets acquired in a business combination and to further classify them as having either definite or indefinite lives. Goodwill and intangible assets with indefinite lives will no longer be amortized beginning with new acquisitions after June 30, 2001, and for existing goodwill and intangible assets with indefinite lives as of the first quarter of fiscal years beginning after December 15, 2001. Goodwill and intangible assets with indefinite lives will be subject to an annual impairment assessment based on a fair value method approach.

The Company has adopted the provisions of SFAS No. 141 as of July 1, 2001 and plans to cease the amortization of goodwill and other intangible assets with indefinite lives when it adopts SFAS No. 142 as of December 1, 2002. The adoption of SFAS No. 141 in the third quarter of 2001, relative to acquisitions occurring after June 30, 2001, did not have a material impact on the Company's financial statements. The adoption of SFAS No. 142 on December 1, 2002 would eliminate the recognition of amortization expense for goodwill and other intangible assets that amounted to $9.9 million in 2001, but could also require future impairment writedowns, if deemed necessary.

Also in June 2001, the FASB issued SFAS No. 143, "*Accounting for Asset Retirement Obligations.*" This statement requires entities to record a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is acquired. The fair value of a liability for an asset retirement obligation must be recognized in the period in which it is acquired if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company plans to adopt the standard effective December 1, 2002 and is currently assessing the impact on its operations, and does not anticipate that there will be a material impact on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No. 144, "*Accounting for Impairment or Disposal of Long-lived Assets.*" This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,*" but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supercedes the accounting/reporting provisions of APB Opinion No. 30, "*Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*" for segments of a business to be disposed of, but retains APB Opinion No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The Company plans to adopt SFAS No. 144 effective December 1, 2002. The adoption is not expected to have a material impact on the Company's financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including the message from the Chairman, describe plans or expectations for the future and constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; asset operational performance; raw material costs and availability; currency fluctuations; disease and other natural causes; immaturity of aquaculture technology; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; adverse court decisions and adverse weather conditions. Additional information concerning these, as well as other factors, is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including, but not limited to, the Company's report on Form 20-F/A for the year ended November 30, 2000. Copies of these filings may be obtained by contacting the Company or the SEC.

SELECTED CONSOLIDATED FINANCIAL DATA

For the years ended November 30, (in millions, except per share data)	**2001**	2000	1999	1998	1997
Net operating revenue	**$2,678.4**	$2,284.2	$1,796.6	$1,814.2	$1,545.0
Income from operations	**$ 147.4**	$ 91.3	$ 112.2	$ 190.3	$ 165.6
Net income (loss)	**$ 23.7**	$ (12.4)	$ 46.9	$ 96.3	$ 237.1
Earnings (loss) per share					
Basic	**$ 0.43**	$ (0.23)	$ 0.86	$ 1.76	$ 4.34
Diluted	**$ 0.43**	$ (0.23)	$ 0.86	$ 1.75	$ 4.28
Weighted average number of Common and Class B shares and equivalents outstanding:					
Basic	**54.9**	54.7	54.5	54.7	54.7
Diluted	**55.3**	54.7	54.8	55.0	55.4
Cash dividends paid per share	**$ 0.25**	$ 0.25	$ 0.375	$ 0.50	$ 0.50
Other data:					
Non-recurring income items, net (a)	**$ 5.2**	$ 1.5	$ 11.6	$ 17.7	$ 134.6

As of November 30, (in millions, except per share data)					
Current assets less current liabilities (including current portion of long-term debt)	**$ (151.0)**	$ (46.9)	$ 111.3	$ 132.4	$ 112.0
Total assets	**$3,971.9**	$3,727.3	$3,058.4	$3,008.1	$2,402.8
Long-term debt and capital lease obligations (including current portion)	**$1,408.8**	$1,415.0	$1,179.4	$1,128.9	$ 776.6
Shareholders' equity	**$1,100.6**	$1,095.8	$1,141.6	$1,132.4	$1,062.6
Book value per share	**$ 20.04**	$ 20.00	$ 20.91	$ 20.78	$ 19.35
Total number of Common and Class B shares outstanding	**54.9**	54.8	54.6	54.5	54.9

(a) Non-recurring items, net, comprise the items set out below. It should not be interpreted that all unique or one-time items have been identified as non-recurring items nor should it be interpreted that items similar in nature to the non-recurring items described below, will not recur in future periods. 2001,—gain on disposal of assets ($9.4 million), including $7.3 million pertaining to the gain on sale of Perth Amboy and Chicago terminal assets and write-off of the Comex tradename, net of minority interest in SOSA ($4.2 million); 2000—recognition of tax benefits of net operating loss carryforwards ($2.6 million), gain on disposal of assets ($2.2 million) and restructuring charges ($3.3 million); 1999—recognition of tax benefits of net operating loss carryforwards ($11.0 million), restructuring charges ($4.4 million), and gain on disposal of assets ($5.0 million); 1998—benefit arising from the change in the drydock accounting policy in SOSA after minority interest ($1.3 million), gain on insurance settlement ($10.2 million), and gain on disposal of assets ($6.2 million); 1997—cumulative charge (to December 1, 1996) of implementing SFAS 121 ($22.9 millions, net of taxes), gain on sale of common stock of subsidiary, net ($139.5 million), extraordinary gain on early repayment of debt ($7.4 million), and gain on disposal of assets ($10.6 million).

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the shareholders of Stolt-Nielsen S.A.:

We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
January 30, 2002

CONSOLIDATED STATEMENTS OF INCOME

For the years ended November 30, (in thousands, except per share data)	2001	2000	1999
Net Operating Revenue:			
Stolt-Nielsen Transportation Group:			
Tankers	**$ 754,867**	$ 691,775	$ 618,038
Tank Containers	**214,368**	223,708	206,116
Terminals	**78,447**	59,298	55,350
	1,047,682	974,781	879,504
Stolt Offshore	**1,255,938**	983,420	640,726
Stolt Sea Farm	**374,378**	325,952	276,406
Optimum Logistics	**418**	–	–
	2,678,416	2,284,153	1,796,636
Operating Expenses:			
Stolt-Nielsen Transportation Group:			
Tankers	**592,183**	581,874	529,475
Tank Containers	**173,583**	179,586	163,562
Terminals	**48,298**	35,328	34,926
	814,064	796,788	727,963
Stolt Offshore	**1,161,553**	930,046	568,304
Stolt Sea Farm	**350,963**	273,425	229,719
	2,326,580	2,000,259	1,525,986
Gross Profit	**351,836**	283,894	270,650
Equity in net income (loss) of non-consolidated joint ventures (Note 4)	**13,014**	(3,127)	4,690
Administrative and general expenses	**(209,499)**	(186,125)	(158,746)
Write-off of Comex trade name (Note 2)	**(7,932)**	–	–
Restructuring charges (Note 6)	–	(3,320)	(4,414)
Income from Operations	**147,419**	91,322	112,180
Non-Operating (Expense) Income:			
Interest expense	**(119,155)**	(111,681)	(71,467)
Interest income	**5,297**	6,147	6,104
Foreign currency exchange gain (loss), net	**(2,056)**	(2,039)	2,449
Gain on disposal of assets, net (Note 7)	**14,275**	2,172	5,013
Other, net	**1,219**	744	1,932
	(100,420)	(104,657)	(55,969)
Income (Loss) before Income Tax Provision and Minority Interest	**46,999**	(13,335)	56,211
Income tax provision (Note 9)	**(27,561)**	(15,374)	(481)
Income (Loss) before Minority Interest	**19,438**	(28,709)	55,730
Minority interest (Note 8)	**4,254**	16,314	(8,822)
Net Income (Loss)	**$ 23,692**	$ (12,395)	$ 46,908
Earnings (Loss) per Common and Class B Share and Equivalents (Note 2):			
Basic	**$ 0.43**	$ (0.23)	$ 0.86
Diluted	**$ 0.43**	(0.23)	0.86
Weighted Average Number of Common and Class B Shares and Equivalents Outstanding:			
Basic	**54,870**	54,684	54,526
Diluted	**55,303**	54,684	54,806

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

As of November 30, (in thousands except share numbers)	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 24,865**	$ 28,770
Trade receivables, net of allowance for doubtful accounts of $15,174 in 2001 and $12,455 in 2000	**566,628**	396,757
Inventories (Note 10)	**186,695**	165,655
Receivables from related parties (Note 4)	**67,594**	33,094
Restricted cash deposits (Note 11)	**1,574**	4,526
Prepaid expenses and other current assets (Note 9)	**107,460**	127,577
Total Current Assets	**954,816**	756,379
Fixed Assets, at Cost:		
Tankers	**2,006,178**	1,946,881
Tankers under construction	**38,544**	68,017
Tank containers	**135,661**	126,439
Terminal facilities	**240,970**	301,094
Subsea ships and facilities	**1,096,329**	1,042,972
Seafood facilities	**195,186**	133,062
Other	**59,032**	44,145
	3,771,900	3,662,610
Less—accumulated depreciation and amortization	**(1,260,187)**	(1,111,955)
	2,511,713	2,550,655
Investments in non-consolidated joint ventures and other assets (Note 4)	**246,568**	217,955
Deferred income tax asset (Note 9)	**36,126**	27,199
Goodwill and other intangible assets, net of accumulated amortization of $39,940 in 2001 and $38,285 in 2000 (Note 5)	**222,651**	175,115
Total Assets	**$ 3,971,874**	$ 3,727,303
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term bank loans (Note 12)	**$ 284,083**	$ 131,337
Current maturities of long-term debt and capital lease obligations (Note 13)	**133,016**	67,506
Accounts payable	**383,272**	315,133
Accrued voyage expenses	**55,520**	56,184
Other accrued and current liabilities (Note 9)	**249,923**	233,145
Total Current Liabilities	**1,105,814**	803,305
Long-term debt and capital lease obligations (Note 13)	**1,275,755**	1,347,469
Deferred income tax liability (Note 9)	**36,104**	38,952
Other non-current liabilities	**131,995**	123,802
Minority interest (Note 8)	**321,584**	317,943
Commitments and contingencies (Note 15)		
Shareholders' Equity:		
Founder's shares: no par value—30,000,000 shares authorized, 15,651,639 shares issued and outstanding in 2001 and, 7,970,864 shares issued and outstanding in 2000 at stated value	**-**	-
Capital stock:		
Common shares: no par value—120,000,000 authorized, 62,606,559 shares issued in 2001 and, 31,883,456 shares issued in 2000 at stated value	**62,607**	31,884
Class B shares: no par value—60,000,000 authorized and 30,648,690 shares issued in 2000, at stated value	**-**	30,649
Paid-in surplus	**384,199**	383,353
Retained earnings	**894,897**	884,959
Accumulated other comprehensive loss (Note 2)	**(107,057)**	(100,989)
	1,234,646	1,229,856
Less—Treasury stock-at cost, 7,688,810 Common shares in 2001, and 2000	**(134,024)**	(134,024)
Total Shareholders' Equity	**1,100,622**	1,095,832
Total Liabilities and Shareholders' Equity	**$ 3,971,874**	$ 3,727,303

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share data)	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance, November 30, 1998	$62,191	$347,019	$(134,024)	$884,615	$ (27,434)	
Exercise of stock options for 43,125 Common shares and 21,562 Class B shares	64	635	–	–	–	
Issuance of 10,781 Founder's shares	–	–	–	–	–	
Cash dividends paid—$0.375 per Common and Class B share	–	–	–	(20,444)	–	
Cash dividends paid—$0.005 per Founder's share	–	–	–	(39)	–	
Net income	–	–	–	46,908		$ 46,908
Other comprehensive income (loss):						
Translation adjustments, net	–	–	–	–	(21,767)	(21,767)
Unrealized gains on securities	–	–	–	–	3,902	3,902
Other comprehensive loss						(17,865)
Comprehensive income						$ 29,043
Balance, November 30, 1999	$62,255	$347,654	$(134,024)	$911,040	$ (45,299)	
Exercise of stock options for 172,512 Common shares and 104,226 Class B shares	278	3,190	–	–	–	
Issuance of 150,755 Founder's shares	–	–	–	–	–	
Cash dividends paid—$0.25 per Common share	–	–	–	(13,647)	–	
Cash dividends paid—$0.005 per Founder's share	–	–	–	(39)	–	
Dilution of interest in Stolt Offshore (Note 5)	–	32,509	–	–	–	
Net loss	–	–	–	(12,395)	–	(12,395)
Other comprehensive income (loss):						
Translation adjustments, net	–	–	–	–	(48,611)	(48,611)
Unrealized loss on securities	–	–	–	–	(7,079)	(7,079)
Other comprehensive loss						(55,690)
Comprehensive loss						$(68,085)
Balance, November 30, 2000	$62,533	$383,353	$(134,024)	$884,959	$(100,989)	
Exercise of stock options for 74,413 Common shares	74	846	–	–	–	
Issuance of 7,680,775 Founder's shares	–	–	–	–	–	
Cash dividends paid—$0.25 per Common	–	–	–	(13,714)	–	
Cash dividends paid—$0.005 per Founder's share	–	–	–	(40)	–	
Net income	–	–	–	23,692	–	23,692
Other comprehensive income (loss):						
Translation adjustments, net	–	–	–	–	8,554	8,554
Unrealized loss on securities	–	–	–	–	(8,761)	(8,761)
Minimum pension liability adjustment, net of tax of $2,840	–	–	–	–	(4,260)	(4,260)
Transition adjustment upon adoption of SFAS No. 133	–	–	–	–	(5,083)	(5,083)
Net gains on cash flow hedges reclassified into earnings	–	–	–	–	3,482	3,482
Other comprehensive loss						(6,068)
Comprehensive income						$ 17,624
Balance, November 30, 2001	**$62,607**	**$384,199**	**$(134,024)**	**$894,897**	**$(107,057)**	

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	2001	2000	1999
Cash Flows from Operating Activities:			
Net Income (Loss)	**$ 23,692**	$ (12,395)	$ 46,908
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Depreciation of fixed assets	**201,568**	184,224	148,238
Amortization of intangible assets	**9,859**	8,658	7,963
Write-off of Comex trade name	**7,932**	–	–
Amortization of drydock costs	**20,141**	16,161	17,296
Provisions for reserves and taxes	**(13,048)**	4,013	(15,372)
Equity in net (income) loss of non-consolidated joint ventures	**(13,014)**	3,127	(4,690)
Minority interest	**(4,254)**	(16,314)	8,822
Gain on disposal of assets, net	**(14,275)**	(2,172)	(5,013)
Changes in Assets and Liabilities, Net of Effect of Acquisitions and Divestitures:			
(Increase) decrease in trade receivables	**(146,350)**	21,106	18,341
Decrease (increase) in inventories	**16,695**	(33,716)	12,936
Decrease (increase) in prepaid expenses and other current assets	**17,740**	(32,075)	3,430
Increase (decrease) in accounts payable and accrued liabilities	**36,147**	20,342	(30,134)
Payments of drydock costs	**(31,644)**	(12,048)	(11,400)
Other, net	**(830)**	(8,110)	(3,039)
Net Cash Provided by Operating Activities	**110,359**	140,801	194,286
Cash Flows from Investing Activities:			
Capital expenditures	**(202,880)**	(285,787)	(303,296)
Proceeds from sales of ships and other assets	**77,001**	71,975	117,800
Acquisition of subsidiaries, net of cash acquired	**(80,658)**	(120,374)	(21,790)
Investment in and advances to affiliates and others, net	**(31,156)**	(12,380)	(38,249)
Dividends from non-consolidated joint ventures	**12,710**	2,691	13,154
Decrease (increase) in restricted cash deposits	**2,546**	(2,583)	(982)
Other, net	**(9,214)**	(9,110)	(14,858)
Net Cash Used in Investing Activities	**(231,651)**	(355,568)	(248,221)
Cash Flows from Financing Activities:			
Increase in loans payable to banks, net	**144,167**	14,266	16,042
Repayment of long-term debt	**(82,157)**	(243,240)	(74,414)
Principal payments under capital lease obligations	**(9,510)**	(11,478)	(3,248)
Proceeds from issuance of long-term debt—ship financing/other	**77,546**	473,496	117,370
Proceeds from exercise of stock options in the Company and Stolt Offshore	**1,308**	5,464	1,282
Dividends paid	**(13,754)**	(13,686)	(20,483)
Net Cash Provided by Financing Activities	**117,600**	224,822	36,549
Effect of exchange rate changes on cash	**(213)**	(1,657)	(18)
Net Increase (Decrease) in Cash and Cash Equivalents	**(3,905)**	8,398	(17,404)
Cash and cash equivalents at beginning of year	**28,770**	20,372	37,776
Cash and Cash Equivalents at End of Year	**$ 24,865**	$ 28,770	$ 20,372

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. THE COMPANY

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") are engaged in three businesses: Transportation, Offshore Construction, and Seafood.

The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

The Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA"), a subsidiary in which the Company held a 53% economic interest and a 61% voting interest as of November 30, 2001. SOSA is a leading contractor to the offshore oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services.

The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, tuna, sole and tilapia.

In addition, in early 2000 the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the financial statements of all majority-owned companies after the elimination of all significant intercompany transactions and balances. The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method.

SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service, participants in the deep sea intercontinental market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 2001, 2000, and 1999, SNTG received approximately 74%, 70% and 66%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been consolidated in the accompanying consolidated financial statements, with a provision included in tanker operating expenses for the amount of profit distributed to the minority participants. These provisions were approximately $100.3 million, $102.6 million, and $105.1 million for the years ended November 30, 2001, 2000, and 1999, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $42.0 million, $37.1 million, and $35.9 million. The amounts distributed are net of commissions to SNTG of $2.0 million in 2001, and $2.3 million for 2000 and 1999. As of November 30, 2001 and 2000, the net amounts payable to participants in which SNTG holds an equity interest for amounts to be distributed by the Joint Service were $3.9 million and $4.2 million respectively. These amounts are included in "Other accrued and current liabilities" in the accompanying consolidated balance sheets as of November 30, 2001 and 2000.

Revenue Recognition

SNTG—Tankers Consistent with shipping industry practice, revenues from tanker operations are shown in the consolidated statements of income net of commissions, sublet costs, transshipment, and barging expenses.

The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of income. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2001 and 2000, deferred revenues of $29.9 million and $19.3 million, respectively, are included in "Other accrued and current liabilities" in the accompanying consolidated balance sheets.

SNTG—Tank Containers Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

SNTG—Terminals Revenues for terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

SOSA Long-term contracts of SOSA are accounted for using the percentage-of-completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known. A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue only after agreement with the customers has been reached on the scope of work and fees to be charged.

SSF SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) and DDP (Delivered Duty Paid) customer. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

OLL and SSL OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Under SFAS No. 52, assets and liabilities denominated in foreign currencies are generally translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the period. The resulting translation adjustments are recorded in a separate component of accumulated other comprehensive income (loss) as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain (loss), net" in the accompanying consolidated statements of income.

Capitalized Interest

Interest costs during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $4.1 million, $8.0 million, and $16.4 million of interest expense in fiscal years 2001, 2000, and 1999, respectively.

Earnings per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the period for all potentially dilutive shares and equivalents outstanding during the period using the treasury stock method. As further discussed in Note 17, Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common and Class B shareholders.

All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class B Shares were reclassified to Common Shares on a one-for-one basis.

The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan (Note 18) are included in the diluted EPS calculation to the extent they are dilutive. Outstanding options to purchase 2,630,003 and 2,115,022 shares were not included in the computation of diluted earnings per share at November 30, 2001 and 1999, respectively, because to do so would have been antidilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

	For the years ended November 30,		
(in thousands, except per share data)	**2001**	2000	1999
Net Income (Loss)	**$23,692**	$(12,395)	$46,908
Less: Dividends on Founder's shares	**(40)**	(39)	(39)
Net income (loss) attributable to Common and Class B shareholders	**$23,652**	$(12,434)	$46,869
Basic weighted average shares outstanding	**54,870**	54,684	54,526
Options issued to executives (Note 18)	**433**	–	280
Diluted weighted average shares outstanding	**55,303**	54,684	54,806
Basic Earnings (loss) per share	**$ 0.43**	$ (0.23)	$ 0.86
Diluted Earnings (loss) per share	**0.43**	(0.23)	0.86

The diluted loss per share for the year ended November 30, 2000 does not include common shares equivalents in respect to share options of 571,825 as their effect would be anti-dilutive.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory

SOSA inventories are stated at the lower of cost or market value. Cost is generally determined using the weighted average cost method. Mobilization costs (costs, principally labor and materials, of fitting out and preparing equipment for specific contracts) are amortized over the shorter of the expected duration of the related contracts or the estimated useful life of the equipment.

SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products.

Depreciation of Fixed Assets

SNTG's tankers are depreciated on a straight-line basis to a residual value of 10% of cost over management's estimate of the ships' useful lives from acquisition, which range up to 25 years.

SNTG's tank containers are depreciated on a straight-line basis over their estimated useful lives of 20 years.

SNTG's terminal facility assets are depreciated substantially on a straight-line basis over their estimated useful lives, which primarily range from five to 40 years. The most significant assets, storage tanks, are depreciated over 30 years.

SOSA assets are depreciated on a straight-line basis over their estimated useful lives which range from seven to 10 years for operating equipment, six to 25 years for construction support ships, and five to 33 years for buildings and other assets.

SSF facilities are depreciated substantially on a straight-line basis over their estimated useful lives, which range from four to 20 years.

Other fixed assets consist primarily of furniture and fixtures, and computer hardware and software which are depreciated on a straight-line basis over their estimated useful lives of three to 10 years.

Depreciation expense, which excludes amortization of capitalized drydock costs, for the years ended November 30, 2001, 2000, and 1999, was $201.6 million, $184.2 million, and $148.2 million, respectively.

Drydock costs are capitalized under the deferral method, whereby the Company capitalizes its drydock costs and amortizes them over the period until the next drydock. Amortization of capitalized drydock costs was $20.1 million, $16.2 million, and $17.3 million for the years ended November 30, 2001, 2000, and 1999, respectively. The unamortized portion of capitalized drydock costs of $51.0 million and $36.0 million is included in "Investments in non-consolidated joint ventures and other assets" in the accompanying consolidated balance sheets at November 30, 2001 and 2000, respectively.

Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2001, 2000, and 1999, were $79.9 million, $76.2 million, and $65.6 million, respectively, and are included in "Operating Expenses" in the accompanying consolidated statements of income.

Software and Website Development Costs

The Company accounts for costs of developing internal use software and its websites in accordance with AICPA Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,"* and Emerging Issues Task Force Issue No. 00-2, *"Accounting for Website Development Costs."* Accordingly, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the expected useful life of the software, generally between three and five years. Such costs capitalized amounted to $2.2 million and $6.8 million in 2001 and 2000, respectively. Costs associated with the repair or maintenance of the existing site or the development of website content are expensed as incurred.

Financial Instruments

The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts generally offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

For each derivative contract the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are generally held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity, amount) perfectly match the underlying asset or liability resulting in no economical ineffectiveness. Hedges are never transacted for trading purposes or speculation.

Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "other comprehensive income" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in income.

The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap. Interest rate swap contracts generally match the maturity of the underlying debt.

The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts perfectly match the type of bunker fuel being purchased resulting in no ineffectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "other comprehensive income" and as an asset or liability on the balance sheet. On maturity, the hedge contract gains or losses are included in the underlying cost of the bunker fuel costs.

Refer to Note 20, "Financial Instruments" for further discussion.

Consolidated Statements of Cash Flows

Cash paid for interest and income taxes was as follows:

	For the years ended November 30,		
(in thousands)	**2001**	2000	1999
Interest, net of amounts capitalized	**$117,043**	$102,279	$71,145
Income taxes	**20,718**	35,165	13,074

SOSA Class A shares issued in connection with the acquisitions of ETPM and Danco A/S in 2000 amounted to $139.1 million. Debt assumed in the SOSA acquisition of ETPM S.A. amounted to $89.4 million in 2000, and capital lease obligations assumed in 2000 amounted to $32.0 million.

Debt assumed in SSF acquisitions in 2001 and 2000 amounted to $9.4 million and $4.2 million, respectively. Debt assumed in the SSF acquisition of International Aqua Foods Ltd. amounted to $9.2 million in 1999.

Investment Securities

The Company determines the appropriate classification of equity securities at the time of purchase. Equity securities classified as available for sale are measured at fair value. Material unrealized gains and losses, net of tax, are recorded as a separate component of other comprehensive income (loss) until realized. As of November 30, 2001 and 2000, available-for-sale investments of $18.1 million and $21.2 million are included in "Investments in non-consolidated joint ventures and other assets" in the accompanying consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which include patents and trademarks, for all acquisitions completed prior to July 1, 2001, are being amortized on a straight-line basis, over periods of five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected related future undiscounted cash flows. Total amortization of goodwill and other intangibles was $9.9 million, excluding the write-off of the Comex trade name as discussed below, $8.7 million, and $8.0 million in 2001, 2000 and 1999, respectively.

During the year ended November 30, 2001, in light of the increased worldwide recognition of the Stolt Offshore name and non-usage of the Comex name, SOSA reviewed the carrying value of its former trade name Comex for possible impairment. SOSA determined that the value of the trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-off of the trade name, in accordance with SFAS No. 121, *"Accounting for*

the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, *"Accounting for Stock-Based Compensation."* This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees."* The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123 (Note 18).

Comprehensive Income

In 1999, the Company adopted SFAS No. 130, *"Reporting Comprehensive Income."* The Statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of shareholders' equity. The adoption of SFAS No. 130 had no impact on the Company's financial position, results of operations or cash flows.

Accumulated other comprehensive loss, as of November 30, 2001 and 2000, consisted of the following;

(in thousands)	**2001**	2000
Cumulative translation adjustments, net	**$ (89,258)**	$ (97,812)
Unrealized loss on securities	**(11,938)**	(3,177)
Minimum pension liability adjustment	**(4,260)**	–
Net unrealized loss on cash flow hedges	**(1,601)**	–
	$(107,057)	$(100,989)

Future Adoption of New Accounting Standards

In June 2001, the FASB issued SFAS No. 141, *"Business Combinations,"* and SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No 141 addresses financial and reporting issues for business combinations, and requires that the purchase method of accounting must be applied to all acquisitions completed after June 30, 2001. SFAS No. 142 addresses how intangible assets and goodwill should be accounted for in financial statements upon their acquisition, and subsequently.

Entities must perform a thorough analysis to identify all intangible assets acquired in a business combination and to further classify them as having either definite or indefinite lives. Goodwill and intangible assets with indefinite lives will no longer be amortized beginning with new acquisitions after June 30, 2001, and for existing goodwill and intangible assets with indefinite lives as of the first quarter of fiscal years beginning after December 15, 2001. Goodwill and intangible assets with indefinite lives will be subject to an annual impairment assessment based on a fair value method approach.

The Company has adopted the provisions of SFAS No. 141 as of July 1, 2001 and plans to cease the amortization of goodwill and other intangible assets with indefinite lives when it adopts SFAS No. 142 as of December 1, 2002. The adoption of SFAS No. 141 in the third quarter of 2001, relative to acquisitions occurring after June 30, 2001, did not have a material impact on the Company's financial statements. The adoption of SFAS No. 142 on December 1, 2002 would eliminate the recognition of amortization expense for goodwill and other intangible assets that amounted to $9.9 million in 2001, but could also require future impairment writedowns, if deemed necessary.

Also in June 2001, the FASB issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* This statement requires entities to record a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is incurred. The fair value of a liability for an asset retirement obligation must be recognized in the period in which it is acquired if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company plans to adopt the standard effective December 1, 2002 and is currently assessing the impact on its operations, and does not anticipate that there will be a material impact on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for Impairment or Disposal of Long-lived Assets."* This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,"* but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supercedes the accounting/reporting provisions of APB Opinion No. 30, *"Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"* for segments of a business to be disposed of, but retains APB Opinion No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The Company plans to adopt SFAS No. 144 effective December 1, 2002. The adoption is not expected to have a material impact on the Company's financial statements.

Reclassification

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. Effective September 1, 2001, the Company changed its method of reporting freight revenue and costs for its SSF business segment in compliance with Emerging Issues Task Force (EITF) Issue No. 00-10, *"Accounting for Shipping and Handling Fees and Costs."* Freight costs will now be charged to operating expenses rather than netted against net operating revenue. The Company's financial statements have been reclassified to reflect the increase in net operating revenue and operating expenses of $15.5 million and $15.7 million for the years ended November 30, 2000 and 1999, respectively.

3. BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

In 1999, the Company adopted SFAS No. 131, *"Disclosures About Segments of an Enterprise and Related Information,"* which changed the way the Company reports information about its operating segments.

The Company has three reportable segments from which it derives its revenues: SNTG, SOSA, and SSF. The revenues of OLL are included in the "Corporate and Other" category, as more fully described below.

The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below that may contribute to a greater understanding of the SNTG business. SOSA provides engineering, flowline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. SSF produces and markets seafood products. The "Corporate and Other" category includes corporate-related items, the minority interest in SOSA, and the results of OLL, SSL and all other insignificant operations not reportable under the other segments.

The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2. The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

Summarized financial information concerning each of the Company's reportable segments is as follows:

For the year ended November 30, 2001

	Stolt-Nielsen Transportation Group							
(in millions)	**Tankers**	**Tank Containers**	**Terminals**	**Total**	**Stolt Offshore**	**Stolt Sea Farm**	**Corporate and Other**	**Total**
Net operating revenue	**$ 755**	**$214**	**$ 79**	**$1,048**	**$1,256**	**$374**	**$ –**	**$2,678**
Depreciation and amortization including drydocking	**(96)**	**(7)**	**(11)**	**(114)**	**(108)**	**(13)**	**(4)**	**(239)**
Equity in net (loss) income of non-consolidated joint ventures	**(2)**	**–**	**2**	**–**	**12**	**1**	**–**	**13**
Income from operations	**97**	**17**	**24**	**138**	**34**	**(1)**	**(24)**	**147**
Interest expense, net	**–**	**–**	**–**	**(75)**	**(27)**	**(12)**	**–**	**(114)**
Income tax expense	**–**	**–**	**–**	**(6)**	**(21)**	**(1)**	**–**	**(28)**
Net income (loss)	**–**	**–**	**–**	**70**	**(14)**	**(14)**	**(18)**	**24**
Capital expenditures	**43**	**9**	**58**	**110**	**63**	**41**	**5**	**219**
Investments in non-consolidated joint ventures	**21**	**–**	**50**	**71**	**33**	**3**	**–**	**107**
Segment assets	**1,574**	**151**	**264**	**1,989**	**1,560**	**414**	**9**	**3,972**

For the year ended November 30, 2000

	Stolt-Nielsen Transportation Group							
(in millions)	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
Net operating revenue	$ 692	$224	$ 59	$ 975	$ 983	$326	$ –	$2,284
Depreciation and amortization including drydocking	(94)	(9)	(10)	(113)	(86)	(10)		(209)
Equity in net (loss) income of non-consolidated joint ventures	(13)	–	3	(10)	6	1	–	(3)
Restructuring Charges	–	–	–	–	(3)	–	–	(3)
Income (loss) from operations	40	20	19	79	(5)	31	(14)	91
Interest expense, net	–	–	–	(69)	(30)	(7)	–	(106)
Income tax (expense) benefit	–	–	–	(12)	4	(7)	–	(15)
Net income (loss)	–	–	–	1	(34)	18	3	(12)
Capital expenditures	150	27	29	206	62	12	6	286
Investments in non-consolidated joint ventures	15	2	46	63	35	4	–	102
Segment assets	1,612	157	262	2,031	1,403	284	9	3,727

For the year ended November 30, 1999

	Stolt-Nielsen Transportation Group							
(in millions)	Tankers	Tank Containers	Terminals	Total	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
Net operating revenue	$ 618	$206	$ 55	$ 879	$ 641	$276	$ –	$1,796
Depreciation and amortization including drydocking	(84)	(11)	(10)	(105)	(60)	(9)	–	(174)
Equity in net (loss) income of non-consolidated joint ventures	(2)		2	–	5	–	–	5
Restructuring charges	(2)	–	–	(2)	(2)	–	–	(4)
Income from operations	27	18	15	60	24	28	–	112
Interest expense, net	–	–	–	(42)	(17)	(6)	–	(65)
Income tax (expense) benefit	–	–	–	(9)	9	–	–	–
Net income (loss)	–	–	–	18	16	22	(9)	47
Capital expenditures	175	9	7	191	91	21	–	303
Investments in non-consolidated joint ventures	16	2	40	58	4	4	–	66
Segment assets	1,551	173	233	1,957	843	258	–	3,058

The following table sets out net operating revenue by country for the Company's reportable segments. SNTG net operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total net operating revenue are disclosed separately. SSF net operating revenue is primarily allocated on the basis of the country in which the sale is generated. SOSA net operating revenue is primarily allocated based on the geographic distribution of its activities. SEAME represents Southern Europe, Africa and the Middle East.

	For the years ended November 30,		
(in millions)	**2001**	2000	1999
Net Operating Revenue:			
Stolt-Nielsen Transportation Group—			
Tankers:			
United States	**$ 245**	$278	$272
South America	**74**	58	48
Netherlands	**48**	47	43
Other Europe	**135**	105	100
Malaysia	**68**	54	44
Other Asia	**148**	118	110
Other	**100**	85	54
Less commissions, sublet costs, transshipment and barging expenses	**(63)**	(53)	(53)
	$ 755	$692	$618
Stolt-Nielsen Transportation Group—			
Tank Containers:			
United States	**$ 68**	$ 80	$ 73
South America	**9**	9	7
France	**22**	23	24
Other Europe	**54**	55	46
Japan	**12**	16	25
Other Asia	**38**	39	30
Other	**11**	2	1
	$ 214	$224	$206
Stolt-Nielsen Transportation Group—			
Terminals:			
United States	**$ 71**	$ 52	$ 49
Brazil	**8**	7	6
	$ 79	$ 59	$ 55
Stolt Offshore:			
Asia Pacific	**$ 39**	$ 40	$ 43
North America	**277**	122	156
Norway	**111**	199	165
SEAME	**520**	445	57
South America	**50**	53	56
United Kingdom	**215**	124	162
Corporate	**44**	–	2
	$1,256	$983	$641

	For the years ended November 30,		
(in millions)	**2001**	2000	1999
Stolt Sea Farm:			
United States	**$ 99**	$123	$107
Canada	**18**	17	14
Chile	**7**	1	–
United Kingdom	**19**	21	22
Norway	**19**	8	22
Spain	**14**	11	12
Japan	**138**	70	48
Others, net	**60**	75	51
	$374	$326	$276

During 2001, 2000 and 1999, no one customer accounted for more than 10% of the Company's revenues.

The following table sets out long-lived assets by country for the Company's reportable segments. For SNTG, long-lived assets by country are only reportable for the terminals operations. SNTG's tanker and tank container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,426 million and $1,461 million, and for tank containers amounted to $107 million and $102 million, at November 30, 2001 and 2000, respectively. A large proportion of SOSA long-term assets are mobile assets that are utilized globally, and therefore cannot be directly attributed to any one geographical region. These long-term assets are represented as Corporate in the table below.

	As of November 30,	
(in millions)	**2001**	2000
Long-Lived Assets:		
Stolt-Nielsen Transportation Group—		
Terminals:		
United States	**$154**	$162
Brazil	**33**	33
Singapore	**34**	31
Korea	**16**	14
Others	**3**	5
	$240	$245
Stolt Offshore:		
United Kingdom	**$ 13**	$ 27
Norway	**13**	7
Asia Pacific	**14**	16
SEAME	**65**	73
South America	**62**	66
North America	**70**	89
Corporate	**614**	587
	$851	$865
Stolt Sea Farm:		
United States	**$ 11**	$ 11
Canada	**24**	18
Chile	**22**	–
United Kingdom	**6**	4
Norway	**18**	16
Spain	**8**	7
Others	**5**	6
	$ 94	$ 62

Long-lived assets exclude long-term restricted cash deposits, long-term deferred tax assets, long-term pension assets, goodwill, and intangibles.

4. EQUITY INVESTMENTS

Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Income statement data:

	For the years ended November 30,		
(in millions)	**2001**	2000	1999
Net operating revenue	**$506**	$552	$486
Gross profit	**71**	50	67
Net income	**39**	10	24

Balance sheet data:

	As of November 30,	
(in millions)	**2001**	2000
Current assets	**$271**	$266
Non-current assets	**304**	312
Current liabilities	**298**	298
Non-current liabilities	**210**	213

The income statement data for the joint ventures presented above includes the following expenses related to transactions with the Company:

	For the years ended November 30,		
(in millions)	**2001**	2000	1999
Charter hire expense	**$60.6**	$56.3	$59.6
Management and other fees	**63.0**	41.1	34.8
Freight and Joint Service Commission	**3.2**	3.8	1.0
Interest expense	**0.2**	1.3	0.7

The joint ventures also recorded the following revenues related to transactions with the Company:

	For the years ended November 30,		
(in millions)	**2001**	2000	1999
Charter hire revenue	**$39.5**	$72.0	$37.0
Tank container cleaning station revenue	**3.4**	2.0	5.1
Rental income (from office building leased to the Company)	**2.4**	2.3	2.3

The balance sheet data includes:

	As of November 30,	
(in millions)	**2001**	2000
Amounts due from the Company	**$14.3**	$ 5.1
Amounts due to the Company	**91.7**	54.2

Included within "Amounts due to the Company" is $67.6 million and $33.1 million at November 30, 2001 and 2000, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties."

5. BUSINESS ACQUISITIONS

On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA. This transaction was effected by the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in the joint venture entity. SOSA issued 1,758,242 SOSA Class A shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT, for a total consideration of $36.0 million. The Class A shares have subsequently been converted to SOSA Common shares on a one-for-one basis. As of November 30, 2001, SOSA continues to have an obligation for an average guaranteed value of $14.95 over 1,128,742 Common shares. As a result of the share price guarantee, the Company recorded the reduction of its economic interest in SOSA, at the time of the transaction, from 45% to 43% as an addition to Paid in Surplus.

The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired has been recorded as goodwill of $2.1 million at the date of acquisition. The goodwill is being amortized over 10 years. The Company accounts for the investment in NKT as a non-consolidated joint venture under the equity method.

On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired on February 4, 2000. The purchase price was comprised of $111.6 million in cash; the issuance of 6,142,857 SOSA Class A shares, which have subsequently been converted to SOSA Common shares on a one-for-one basis, with a minimum guaranteed price of $18.50 per share, giving a value of $113.6 million; and acquisition costs of $3.4 million. SOSA also entered into a hire purchase arrangement for two ships owned by GTM, the *Seaway Polaris* and the *DLB 801*, with an early purchase option after two years. The net present value of this arrangement at the date of acquisition was approximately $32.0 million. In addition, SOSA assumed debt of $18.4 million that was due from ETPM to GTM and assumed debt of $71.0 million that was due to third parties. The total purchase price was $350.0 million. This acquisition was initially funded by cash provided by SNSA, which was replaced by a bridging finance facility with Den norske Bank ASA for $150.0 million, that has now been repaid. As a result of the share price guarantee, the Company recorded the reduction of its economic interest in SOSA, at the time of the transaction, from 43% to 40% as an addition to Paid in Surplus.

The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The acquisition generated negative goodwill of $5.8 million and acquired non-current assets have been reduced by this amount.

Any settlement due to the minimum share price guarantee will be made in cash. Cash payments made in connection with the share price guarantee, if warranted, will reduce the Company's Paid in Surplus. If the market value of SOSA shares at the time of the settlement of the share price guarantee is less than the net book value of the Company's investment in SOSA, such shortfall will be recorded as a loss in the Company's consolidated statement of income.

As described more fully in Note 21, Vinci has advised SOSA of its intention to sell all of the Common Shares and SOSA, in turn, has advised Vinci that it will organize the sale. As specified in the ETPM acquisition agreement, the minimum share price guarantee of $18.50 per share will apply.

The Company's share in the results of the former ETPM and Danco A/S have been included in the consolidated statements of income from the date of acquisition. The following unaudited pro forma information for 1999 presents a summary of the consolidated results of operations of the Company, and the former ETPM entities and Danco A/S as if the acquisitions occurred at the beginning of 1999. Since the acquisitions of ETPM and Danco A/S occurred close to the start of the 2000 financial year, actual results would not differ materially from pro forma results for these entities. Accordingly, the pro forma information was not adjusted for that difference. The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future. Pro forma adjustments for 1999 include depreciation and amortization, interest charges on debt and lines of credit, alignment of drydocking accounting policies, elimination of deferred gains, adjustments to operating lease expense, pension adjustment, elimination of related party transactions and the tax adjustments associated with the above, and minority interests:

(Unaudited)	For the year ended November 30,	
(in thousands, except per share data)	2000	1999
Net operating revenue	$2,284,153	$2,516,588
Net income (loss)	(12,395)	50,648
Basic EPS	(0.23)	0.93
Diluted EPS	(0.23)	0.92

In 2001, SOSA paid $16.7 million to acquire two engineering services companies and SSF paid $80.6 million for several acquisitions, including a company involved in the ranching of southern bluefin tuna in Australia and a producer of Atlantic salmon, salmon trout and coho in Chile. These acquisitions generated $69.0 million of goodwill and intangible assets. Total assets acquired and liabilities assumed amounted to $149.9 million and $52.6 million, respectively. Debt assumed in the SSF acquisitions amounted to $9.4 million. The impact on the Company's results of operations was not material.

6. RESTRUCTURING CHARGES

In 2000, SOSA recorded restructuring charges of $3.3 million related to the integration of ETPM. The reorganization plan has removed duplicate capacity in the U.K. and SEAME regions. SOSA recorded redundancy costs of $0.9 million to eliminate duplicate functions in the U.K., and $1.7 million to close the Marseilles, France office, while transferring all operational and administrative functions for the SEAME region to Paris, France. Additionally, integration costs of $0.7 million were incurred in the introduction of common information and reporting systems and standardization of processes across the enlarged SOSA organization. In 1999, SNTG and SOSA recorded restructuring charges of $2.8 million and $1.6 million, respectively. In order to streamline operations, SNTG relocated its Haugesund, Norway office to Rotterdam, Holland and its Somerset, NJ operations to Houston, TX. SOSA reorganized its North Sea operations and closed offices in the U.K. and Norway. SOSA incurred costs of $1.3 million for redundancy and relocation, and $0.3 million related to other administrative costs. Substantially all of the charges were expensed and paid in the years ended November 30, 2000 and 1999.

7. GAIN ON DISPOSAL OF ASSETS, NET

Gain on disposal of assets is comprised of the following:

	For the years ended November 30,		
(in thousands)	**2001**	2000	1999
Sale of SNTG ships	**$ 430**	$ 438	$ 748
Sale of SNTG tank containers	**323**	–	3,783
Sale of SNTG terminals	**12,204**	–	–
Sale of SOSA assets	**1,234**	572	290
Sale of other assets	**84**	1,162	192
	$14,275	$2,172	$5,013

In 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pretax gain of $12.2 million, $7.3 million after tax. Under the terms of the agreement for the sale of the tank storage terminal assets in the fourth quarter of 2001, the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which generally ends two years after the closing date, in connection with these two sites. As of November 30, 2001, the Company is not aware of any such contingencies having been incurred and neither does it anticipate such contingencies being incurred in the future. The Company also recorded a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA. In 2000, SNTG sold tank containers for $49.6 million, which approximated their carrying value, and such tank containers were subsequently leased back. In 1999, the Company sold 2,830 of SNTG's tank containers, which were leased out to a third party, to TransAmerica Leasing Inc., and recognized a gain of $3.8 million on these sales.

In February 2001, the Company sold approximately 19% of its interest in OLL to Aspen Technology Inc. ("AspenTech"). Under certain conditions, the purchase price is refundable to AspenTech in 2006 by OLL. As such, no gain has been recognized in connection with the sale. Additionally, due to the Company's obligation to fund OLL and the potential refund by OLL to AspenTech of the purchase price, the Company has recognized 100% of the OLL loss, without a deduction for minority interest. The deferred gain is included in "Other non-current liabilities" in the accompanying consolidated balance sheet as of November 30, 2001.

8. MINORITY INTEREST

The minority interest in the consolidated balance sheets and statements of income of the Company primarily reflects the minority interest in SOSA. The Company's economic ownership in SOSA was 53% in the year ended November 30, 2001, and increased from 45% to 53% in the year ended November 30, 2000.

9. INCOME TAXES

The 2001, 2000, and 1999, income tax provision consists of the following by business segment:

	For the year ended November 30, 2001			
(in thousands)	**SNTG**	**SOSA**	**SSF**	**Total**
Current:				
U.S.	**$4,582**	**$ –**	**$ 135**	**$ 4,717**
Non-U.S.	**978**	**25,052**	**6,699**	**32,729**
Deferred:				
U.S.	**–**	**–**	**(4,021)**	**(4,021)**
Non-U.S.	**–**	**(4,433)**	**(1,431)**	**(5,864)**
Income tax provision	**$5,560**	**$20,619**	**$ 1,382**	**$27,561**

	For the year ended November 30, 2000			
(in thousands)	SNTG	SOSA	SSF	Total
Current:				
U.S.	$ 6,036	$ 13	$ 303	$ 6,352
Non-U.S.	1,227	12,940	4,748	18,915
Deferred:				
U.S.	–	(5,953)	–	(5,953)
Non-U.S.	4,500	(10,778)	2,338	(3,940)
Income tax provision (benefit)	$11,763	$ (3,778)	$7,389	$15,374

	For the year ended November 30, 1999			
(in thousands)	SNTG	SOSA	SSF	Total
Current:				
U.S.	$1,065	$ –	$ 1,239	$ 2,304
Non-U.S.	5,745	7,159	7,504	20,408
Deferred:				
U.S.	2,517	(14,939)	90	(12,332)
Non-U.S.	–	(729)	(9,170)	(9,899)
Income tax provision (benefit)	$9,327	$ (8,509)	$ (337)	$ 481

Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the Internal Revenue Code of the U.S., effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations and whose shareholders meet certain residency requirements. The Internal Revenue Service has agreed that the Company qualifies for this exemption for years up to and including fiscal 1992, but may review the Company's qualification for fiscal 1993 onwards.

The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

An analysis of the Company's deferred tax assets and liabilities as at November 30, 2001 and 2000 is set out below. A valuation allowance has been recorded to reduce the deferred tax asset to an amount that management believes is more likely than not to be realized:

	For the year ended November 30, 2001		
(in thousands)	**SNTG**	**SOSA**	**SSF**
Net operating loss carryforwards	**$ 3,575**	**$ 77,128**	**$ 21,736**
Valuation allowances	**(3,575)**	**(57,142)**	**(3,323)**
Net operating loss carryforwards after valuation allowances	**–**	**19,986**	**18,413**
Differences between book and tax depreciation	**(17,143)**	**(63,290)**	**12,868**
U.S. State deferred taxes	**(3,696)**	**–**	**–**
Other timing differences—net	**4,068**	**38,118**	**(24,302)**
Net deferred tax (liability)/asset	**$(16,771)**	**$ (5,186)**	**$ 6,979**
Current deferred tax asset	**$ 199**	**$ 2,622**	**$ 1,138**
Non-current deferred tax asset	**940**	**10,386**	**24,800**
Current deferred tax liability	**–**	**–**	**(18,959)**
Non-current deferred tax liability	**(17,910)**	**(18,194)**	**–**
	$(16,771)	**$ (5,186)**	**$ 6,979**

	For the year ended November 30, 2000		
(in thousands)	SNTG	SOSA	SSF
Net operating loss carryforwards	$ 5,638	$ 61,788	$ 16,920
Valuation allowances	(4,983)	(20,956)	(1,274)
Net operating loss carryforwards after valuation allowances	655	40,832	15,646
Differences between book and tax depreciation	(20,229)	(72,822)	7,930
U.S. State deferred taxes	(2,970)	–	–
Other timing differences—net	10,402	18,952	(22,536)
Net deferred tax (liability)/asset	$(12,142)	$(13,038)	$ 1,040
Current deferred tax asset	$ –	$ –	$ 1,509
Non-current deferred tax asset	67	13,705	13,494
Current deferred tax liability	–	–	(13,963)
Non-current deferred tax liability	(12,209)	(26,743)	–
	$(12,142)	$(13,038)	$ 1,040

The current deferred tax asset is included within "Prepaid expenses and other current assets." The current deferred tax liability is included within "Other accrued and current liabilities."

Management believes that net operating losses ("NOLs") carried forward, to the extent that valuation allowances have not been provided, result in a realizable tax asset as a result of expected future profitability.

In 2000 SSF recognized $2.6 million in tax benefits arising from NOLs against which a valuation allowance previously had been provided. These NOLs now are expected to be realized in future years.

Included within the SSF deferred tax liability for 2001 and 2000 are amounts of $18.4 million and $14.0 million, respectively, arising from the Canadian operations. These amounts arise primarily from provisions under Canadian tax law which permit operators of sea farming facilities to report income for tax purposes using cash-basis accounting, effectively deducting investments in working capital for tax purposes.

For SNTG, approximately $12.2 million of NOLs were available at November 30, 2001 to offset future taxable income in Brazil. These NOLs can be carried forward indefinitely. For SOSA, approximately $225.5 million of NOLs were available at November 30, 2001 to offset future taxable income. These NOLs expire at various dates through 2019, except those in the U.K., the Netherlands, Australia and Norway amounting to $57.7 million which can be carried forward indefinitely. SSF had approximately $64.4 million of NOLs at November 30, 2001 of which $8.4 million in the U.K. can be carried forward indefinitely. These NOLs expire at various dates through 2007. The group NOLs expire as follows:

(in thousands)	
2002	$ 448
2003	16,617
2004	13,856
2005	53,553
2006	8,060
Thereafter	131,091

A reconciliation of income taxes at the U.S. federal tax rate applied to pre-tax income and the actual income tax provision is shown below:

(in thousands)	**2001**	2000	1999
Income (loss) before income tax provision and minority interest	**$ 46,999**	$(13,335)	$ 56,211
Non-U.S. source shipping and other income not subject to income tax	**(90,660)**	(44,549)	(22,980)
U.S. source shipping income not subject to income tax	**(12,161)**	–	–
Utilization of loss carryforwards	**(2,706)**	(13,402)	(15,827)
Losses for which no tax benefit is recognized	**60,854**	70,088	11,434
	$ 2,326	$ (1,198)	$ 28,838
Tax at U.S. federal rate (35%)	**$ 814**	$ (419)	$ 10,093
Differences between U.S. and non-U.S. tax rates	**2,279**	4,322	1,844
Non-taxable dividend income from non-consolidated joint ventures	**–**	–	(751)
Exchange (gain)/loss	**424**	(593)	(2,526)
Change in management's estimates of valuation and other allowances	**18,679**	2,480	(5,784)
Change to U.K. tonnage tax regime	**(15,200)**	–	–
Imputed interest deduction	**(5,381)**	(5,142)	(4,030)
Tax credits from foreign jurisdictions	**–**	83	(267)
Withholding and other taxes	**10,434**	9,067	(148)
Non-deductible amortization of goodwill and other intangibles	**4,986**	3,424	926
Other non-deductible costs, principally travel and entertainment expenditures	**202**	744	1,020
Adjustments to estimates relative to prior years	**11,219**	2,286	750
Other, net	**(895)**	(878)	(646)
Income tax provision	**$ 27,561**	$ 15,374	$ 481

Withholding and remittance taxes have not been recorded on the undistributed earnings of SNSA's subsidiaries, which represent substantially all of the Company's consolidated retained earnings, primarily because, under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries which impose withholding or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2001 were not significant.

10. INVENTORIES

Inventories at November 30, 2001 and 2000 consisted of the following:

2001 (in thousands)	**SNTG**	**SOSA**	**SSF**	**Total**
Raw materials	**$ 77**	**$ –**	**$ 6,023**	**$ 6,100**
Consumables	**248**	**21,197**	**735**	**22,180**
Work-in-progress	**21**	**4,227**	**–**	**4,248**
Seafood biomass	**–**	**–**	**126,206**	**126,206**
Finished goods	**–**	**–**	**27,961**	**27,961**
	$346	**$25,424**	**$160,925**	**$186,695**

2000 (in thousands)	SNTG	SOSA	SSF	Total
Raw materials	$107	$ –	$ 3,397	$ 3,504
Consumables	474	14,441	906	15,821
Work-in-progress	44	19,260	–	19,304
Seafood biomass	–	–	111,045	111,045
Finished goods	–	–	15,981	15,981
	$625	$33,701	$131,329	$165,655

11. RESTRICTED CASH DEPOSITS

Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no significant conditions on the restricted cash balances.

12. SHORT-TERM BANK LOANS AND LINES OF CREDIT

Loans payable to banks, which amounted to $284.1 million, and $131.3 million at November 30, 2001 and 2000, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.4% to 7.8% for 2001, and from 1.5% to 9.0% for 2000. The weighted average interest rate was 4.7% and 7.1% for the years ended November 30, 2001 and 2000, respectively.

As of November 30, 2001, the Company had various credit lines, including committed lines, ranging through 2005 totaling $1,085.6 million, of which $466.5 million was available for future use. Several of the credit facilities contain various financial covenants, the effect of which, could limit the ability to draw funds from time to time. Of the amounts drawn down under these facilities, $335 million has been classified as long-term debt in connection with a revolving credit agreement expiring in 2005. The Company has the ability and the intent to classify the amount drawn under this agreement as long-term debt.

13. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations, as of November 30, 2001 and 2000, consisted of the following:

(in thousands)	**2001**	2000
Senior unsecured notes		
On 11/30/01 interest rates ranged from 7.46% to 8.98%, maturities vary through 2013	**$ 504,000**	$ 521,286
Preferred ship fixed rate mortgages		
On 11/30/01 fixed interest rates ranged from 4.5% to 8.74%, maturities vary through 2013	**263,384**	291,191
Preferred ship variable rate mortgages		
On 11/30/01 interest rates ranged from 2.40% to 2.88%, maturities vary through 2007	**172,095**	180,521
Economic development and other bonds		
On 11/30/01 interest rate was 1.5%, maturing in 2011	**9,600**	34,600
Bank and other notes payable		
On 11/30/01 interest rates ranged from 2.65% to 10.4%, maturities vary through 2008	**434,740**	359,528
Capital lease obligations		
On 11/30/01 maturities vary through 2006	**24,952**	27,849
	1,408,771	1,414,975
Less—current maturities	**(133,016)**	(67,506)
	$1,275,755	$1,347,469

On November 30, 2000, the Company's senior unsecured notes carried fixed interest rates ranging from 6.96% to 10.07%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.74%, preferred ship variable rate mortgages had interest rates ranging from 7.21% to 7.75%, the economic development and other bonds had interest rates ranging from 4.10% to 4.15%, and the bank and other notes payable had interest rates ranging from 6.50% to 9.25%.

Long-term debt is denominated primarily in U.S. dollars, with $38.1 million and $35.5 million denominated in other currencies as of November 30, 2001 and 2000, respectively. The Company has hedged a significant portion of the foreign currency denominated debt exposure with interest rate and foreign exchange swaps.

Annual principal repayments of long-term debt for the five years subsequent to November 30, 2001 and thereafter are as follows:

(in thousands)	
2002	$ 109,190
2003	173,012
2004	135,910
2005	528,621
2006	132,871
Thereafter	304,215
	$1,383,819

Agreements executed in connection with certain debt obligations require that the Company maintains defined financial ratios and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 19), and purchases, redemptions, etc., of capital. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Most of the Company's debt agreements provide for a cross default in the event of a material default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Certain of the debt is secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net book value of $1,743.4 million as of November 30, 2001.

At November 30, 2001, property under capital leases, comprising operating and other equipment, amounts to $32.8 million at cost. Accumulated amortization of these leases is $3.5 million.

Minimum payments under capital lease obligations at November 30, 2001, which are due primarily in U.S. dollars, are as follows:

(in thousands)	
2002	$25,242
2003	339
2004–2006	787
Total minimum lease payments	26,368
Less: Amount representing interest and executory costs	(1,416)
Present value of net minimum lease payments	$24,952

14. LEASES

Operating Leases

As of November 30, 2001, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, construction support, diving support, survey and inspection ships, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets. Minimum annual lease commitments and sub-lease income under agreements which expire at various dates through 2026, and which are payable in various currencies are as follows:

(in thousands)	
2002	$ 71,733
2003	39,585
2004	27,615
2005	25,579
2006	20,634
Thereafter	31,516
	216,662
Less—sub-lease income	(11,061)
	$205,601

Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2001, 2000, and 1999 were $139.5 million, $117.9 million, and $115.5 million, respectively, net of sub-lease income of $1.7 million, $2.9 million, and $1.5 million, respectively.

15. COMMITMENTS AND CONTINGENCIES

In April 2000, SNTG entered into an agreement with Uljanik Shipyard to complete construction on one new 37,000 dwt parcel tanker at an approximate cost of $23 million. The ship was delivered in December 2001.

As of November 30, 2001, the Company had total capital expenditure purchase commitments outstanding of approximately $48.3 million for 2002 and future years.

Additionally, the Company has directly and indirectly guaranteed approximately $15 million of obligations of related and third parties.

As discussed in Note 7, the Company has retained responsibility for certain environmental contingencies in connection with the sale of two terminal facilities.

Coflexip S.A. ("CSO") has commenced legal proceedings through the U.K. High Court against three subsidiaries of SOSA claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the UK. Judgment was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. The Company has applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. During 2001, CSO has submitted an amended claim covering the lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim is for approximately $89 million, up from approximately $14 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible-lay system tower on the *Seaway Falcon* was

brought into UK waters. SOSA estimates that the total claim will be of the order of $115 million. In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. *CSO has not quantified this claim, but it will be considerably less* than the claim to lost profits. The Company, with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, *"Accounting for Contingencies,"* the Company has provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurances can be given that the amount provided is sufficient.

In September 1999, SOSA terminated its charter of the ship, *Toisa Puma*, for default. SOSA is currently in arbitration with the owners who are contesting that the termination was wrongful. The arbitration has held that the ship was in breakdown, but that the termination was nevertheless wrongful. SOSA applied for leave to appeal the decision to the High Court, which has been denied. During 2001, the owner has quantified their claim to approximately $8 million. SOSA has disputed the magnitude of the claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, SOSA has a counterclaim related to the breakdown of the ship. SOSA, with its advisers, has assessed the range of possible outcomes for the resolution of damages with the upper amount being $8 million. SOSA has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, the Company has provided in the financial statements an amount to cover the liability for damages which is at the lower amount of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the amount provided is sufficient.

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings will have a material adverse effect on the Company's business or financial condition.

The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures. The Company believes that compliance with applicable laws and regulations has not had, nor is such compliance expected to have, a material adverse effect upon its competitive position, financial condition or results of operations.

16. PENSION AND BENEFIT PLANS

Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore- based employees. The most significant plans are defined benefit plans. Benefits are based on each participant's length of service and compensation. The Company's policy is to fully fund its liability.

SNTG provides pension benefits to ship officers employed by SNTG. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986 was fully funded. It is SNTG's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 2001, 2000, and 1999, consist of the following:

For the years ended November 30,						
	2001	2000	1999	**2001**	2000	1999
(in thousands)			Pension Benefits			Other Post-retirement Benefits
Components of Net Periodic Benefit Cost:						
Service cost	**$ 4,759**	$ 6,500	$ 6,411	**$249**	$272	$268
Interest cost	**7,758**	7,301	6,845	**488**	513	424
Expected return on plan assets	**(5,593)**	(5,824)	(5,870)	–	–	–
Amortization of unrecognized net transition liability	**695**	101	211	**178**	178	178
Amortization of prior service cost	**452**	300	391	**14**	14	14
Recognized net actuarial loss (gain)	**237**	65	130	**(98)**	(24)	(25)
Gain recognized due to curtailment	**(156)**	(160)	(20)	–	–	–
Net periodic benefit cost	**$ 8,152**	$ 8,283	$ 8,098	**$831**	$953	$859

U.S. based employees retiring from SNTG after attaining age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. SNTG reserves the right to change or terminate the benefits at any time.

The following tables set forth the change in benefit obligations for the Company's defined benefit retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

	For the years ended November 30,			
	2001	2000	**2001**	2000
(in thousands)	Pension Benefits		Other Post-retirement Benefits	
Change in Benefit Obligation:				
Benefit obligations at beginning of year	**$108,531**	$102,725	**$7,346**	$6,199
Service cost	**4,759**	6,500	**249**	272
Interest cost	**7,758**	7,300	**488**	513
Benefits paid	**(3,218)**	(3,790)	**(178)**	(48)
Plan participant contributions	**189**	241	**–**	–
Foreign exchange rate changes	**(582)**	(3,382)	**–**	–
Plan amendments	**(243)**	926	**–**	–
Curtailments and settlements	**554**	(113)	**–**	–
Actuarial (gains) and losses	**4,471**	(1,876)	**(795)**	410
Benefits obligation at end of year	**$122,219**	$108,531	**$7,110**	$7,346

	For the years ended November 30,	
	2001	2000
(in thousands)	Pension Benefits	
Change in Plan Assets:		
Fair value of plan assets at beginning of year	**$68,780**	$69,367
Actual return on plan assets	**(9,878)**	2,826
Company contributions	**19,524**	3,184
Plan participant contributions	**419**	398
Foreign exchange rate changes	**601**	(2,545)
Curtailments and settlements	**(421)**	(659)
Benefits paid	**(3,127)**	(3,791)
Fair value of plan assets at end of year	**$75,898**	$68,780

Amounts recognized in the Company's consolidated balance sheet consist of the following:

	As of November 30,			
	2001	2000	**2001**	2000
(in thousands)	Pension Benefits		Other Post-retirement Benefits	
Funded status of the plan	**$(46,321)**	$(39,552)	**$(7,110)**	$(7,346)
Unrecognized net actuarial loss (gain)	**21,875**	2,974	**(1,839)**	(1,106)
Unrecognized prior service cost	**2,280**	2,130	**42**	56
Unrecognized net transition liability	**(35)**	(159)	**1,993**	2,135
Net amount recognized	**$(22,201)**	$(34,607)	**$(6,914)**	$(6,261)
Prepaid benefit cost	**$ –**	$ 606	**$ –**	$ –
Accrued benefit liability	**(33,513)**	(39,175)	**(6,914)**	(6,261)
Intangible asset	**4,246**	3,962	**–**	–
Accumulated other comprehensive income	**7,066**	–	**–**	–
Net amount recognized	**$(22,201)**	$(34,607)	**$(6,914)**	$(6,261)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $103.4 million, $86.8 million, and $58.6 million, respectively, as of November 30, 2001 and $82.9 million, $73.9 million, and $41.1 million respectively, as of November 30, 2000.

	For the years ended November 30,					
	2001	2000	1999	**2001**	2000	1999
		Pension Benefits		Other Post-retirement Benefits		
Weighted-Average Assumptions						
Discount rate	**7.06%**	7.22%	7.20%	**7.50%**	7.75%	7.75%
Expected long-term rate of return on assets	**8.89%**	8.95%	8.85%	–%	–%	–%
Rate of increase in compensation levels	**4.08%**	4.18%	4.15%	**5.00%**	5.00%	5.00%

Health care cost trends assume a 7.5% annual rate of increase in the per capita cost of covered health care benefits for 2002 and remain at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2001 would be an approximate $0.8 million increase or an approximate $0.7 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2001 would be an approximate $0.1 million increase or an approximate $0.1 million decrease.

17. CAPITAL STOCK, FOUNDER'S SHARES AND DIVIDENDS DECLARED

The Company's authorized share capital consists of 120,000,000 Common shares, no par value, and 30,000,000 Founder's shares, no par value. Under the Luxembourg Company Law, Founder's shares are not considered as representing capital of the Company.

In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder's shares in the following order of priority: (i) Common shares rateably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder's shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

The Company's share reclassification was approved at an extraordinary general meeting of shareholders on March 6, 2001 and became effective on March 7, 2001. The objective of the reclassification was to create a simplified and more transparent share capital structure that gives all shareholders a vote on all matters, and results in only one class of publicly traded shares. The reclassification converted the Company's outstanding non-voting Class B shares to Common shares on a one-for-one basis. The existing class of Founder's shares remain outstanding and continue to constitute 20% of the issued voting shares (Common and Founder's shares) of the Company. The holders of the Founder's shares agreed to relinquish certain special voting rights formerly enjoyed by the Founder's shares including, for example, a separate class vote for merger transactions. The Founder's shares have only nominal economic rights and are not considered part of the share capital of the Company.

The reclassified Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on Nasdaq.

After shareholders' approval of the reclassification, SNSA had 54.9 million outstanding Common shares (which exclude 7.7 million Treasury Common shares). SNSA also had 13.7 million outstanding Founder's shares (which exclude 1.9 million Treasury Founder's shares). The share reclassification did not change the underlying economic interests of existing shareholders.

As of November 30, 2001, 13,729,436 Founder's shares had been issued to Mr. Jacob Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

On November 13, 2001, the Board of Directors approved an interim dividend of $0.125 per Common share and $0.005 per Founder's share which was paid on December 19, 2001 to all shareholders of record as of December 5, 2001.

The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 2001 of $0.125 per share will be paid in May 2002.

Dividends are recognized in the accompanying financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. The interim dividend declared on November 13, 2001 will be recognized in fiscal 2002.

18. STOCK OPTION PLAN

The Company has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Company's Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

On March 6, 2001, at an extraordinary general meeting of shareholders, the Company's share reclassification was approved, effective as of the beginning of the trading day, March 7, 2001. Under the reclassification, the outstanding non-voting Class B shares were reclassified as Common shares on a one-for-one basis. All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance.

Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1997 and 2001, including the Plans of the Company and the stock options of SOSA, been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would be reduced to the following pro forma amounts:

	For the years ended November 30,		
(in thousands, except for per share data)	**2001**	2000	1999
Net Income (Loss):			
As Reported	**$23,692**	$(12,395)	$46,908
Pro Forma	**19,332**	(16,653)	42,833
Basic Earnings (Loss) per share:			
As Reported	**$ 0.43**	$ (0.23)	$ 0.86
Pro Forma	**0.35**	(0.30)	0.79
Diluted EPS:			
As Reported	**$ 0.43**	$ (0.23)	$ 0.86
Pro Forma	**0.35**	(0.30)	0.78

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996, and additional awards in future years are anticipated.

The following table reflects activity under the Plans for the years ended November 30, 2001, 2000 and 1999:

Common Shares	**Shares**	**2001 Weighted average exercise price**	Shares	2000 Weighted average exercise price	Shares	1999 Weighted average exercise price
Outstanding at beginning of year	**1,189,663**	**$16.63**	1,393,825	$16.15	1,514,775	$16.02
Granted	**–**	**–**	–	–	–	–
Exercised	**(41,425)**	**13.32**	(172,512)	12.57	(43,125)	10.83
Canceled	**(19,800)**	**18.88**	(31,650)	17.60	(77,825)	16.52
Outstanding at end of year	**1,128,438**	**$16.72**	1,189,663	$16.63	1,393,825	$16.15
Exercisable at end of year	**1,034,288**	**$16.41**	952,518	$15.90	936,575	$14.57
Weighted average fair value of options granted		**$ –**		$ –		$ –

Class B Shares	**Shares**	**2001 Weighted average exercise price**	Shares	2000 Weighted average exercise price	Shares	1999 Weighted average exercise price
Outstanding at beginning of year	**1,311,481**	**$13.48**	992,507	$12.87	633,383	$14.93
Granted	**513,600**	**14.78**	451,100	14.65	421,500	9.88
Exercised	**(32,988)**	**11.73**	(104,226)	12.27	(21,562)	10.83
Canceled	**(14,000)**	**14.04**	(27,900)	13.04	(40,814)	15.00
Outstanding at end of year	**1,778,093**	**$13.88**	1,311,481	$13.48	992,507	$12.87
Exercisable at end of year	**736,393**	**$13.97**	523,686	$14.24	456,832	$14.25
Weighted average fair value of options granted		**$ 6.40**		$ 6.05		$ 3.93

The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001 Common	2001 Class B	2000 Common	2000 Class B	1999 Common	1999 Class B
Risk-free interest rates	–	**5.0%**	–	6.2%	–	4.9%
Expected lives (years)	–	**6.5**	–	6.5	–	6.5
Expected volatility	–	**41.8%**	–	39.2%	–	38.1%
Expected dividend yields	–	**1.4%**	–	1.9%	–	1.6%

The following table summarizes information about stock options outstanding as of November 30, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares:					
$20.125–22.500	373,550	6.06	$20.14	279,400	$20.15
$16.875–19.083	396,613	4.42	18.28	396,613	18.28
$ 8.500–13.167	358,275	2.31	11.41	358,275	11.41
	1,128,438	4.30	$16.72	1,034,288	$16.41
Class B Shares:					
$17.125–22.500	280,651	4.71	$18.04	273,051	$18.02
$10.500–16.917	1,094,330	7.75	14.33	256,380	13.12
$ 8.500– 9.875	403,112	6.60	9.77	206,962	9.67
	1,778,093	7.01	$13.88	736,393	$13.97

19. RESTRICTIONS ON PAYMENT OF DIVIDENDS

On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly, SNSA has assigned a stated value per Common and Class B share of $1.00. At November 30, 2001, this legal reserve amounted to approximately $6.3 million based on Common shares issued on that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

As of November 30, 2001, the most restrictive covenant within the Company's loan agreements provides for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities if any.

20. FINANCIAL INSTRUMENTS

The Company has adopted SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities,*" as amended, as of December 1, 2000, and has identified and designated all derivatives within the scope of SFAS No. 133. Changes in the fair value of the contracts within the scope of SFAS No. 133 on December 1, 2000 increased liabilities and assets by approximately $8.0 million and $2.9 million respectively, with an offsetting amount recorded in accumulated comprehensive income.

This Statement established accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. All of the Company's derivative instruments are straightforward foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of exposure risk. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing through November 2003, were outstanding as of November 30, 2001:

(in thousands)	Purchase	Sale
Chilean peso	4,181,950	–
Japanese yen	4,000,000	484,201
Norwegian kroner	286,179	–
Euro	25,146	2,055
Singapore dollars	19,113	401
Canadian dollars	17,600	–
British pounds sterling	4,650	–

The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $120.7 million, and to sell was $6.0 million, as of November 30, 2001.

The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. In all cases, the terms of the commercial transaction and derivative are matched so that there is no assumed hedge ineffectiveness. Forcasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses of hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

The Company utilizes foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into oil futures contracts to hedge a portion of its future bunker purchases.

The Company estimates that during the next 12 months $1.3 million of net unrealized cash flow hedges from future commercial operating commitments will mature.

The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

				As of November 30,
	2001		2000	
(in millions)	**Carrying amount**	**Fair value**	Carrying amount	Fair value
Financial Assets:				
Cash and cash equivalents	**$ 24.9**	**$ 24.9**	$ 28.8	$ 28.8
Financial Liabilities:				
Loans payable to banks and related currency swaps	**284.1**	**284.1**	131.3	131.3
Long-term debt and related currency and interest rate swaps	**1,395.6**	**1,370.9**	1,403.8	1,387.3
Financial Instruments:				
Foreign exchange forward contracts	**(1.3)**	**(1.3)**	–	(5.1)
Bunker hedge contracts	**(0.6)**	**(0.6)**	–	–

The carrying amount of cash and cash equivalents and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2001 and 2000, using debt instruments of similar risk. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2001 and 2000.

21. SUBSEQUENT EVENTS

Stolt Offshore Share Price Guarantee

Vinci, owner of the 6,142,857 Common Shares issued as partial consideration in the acquisition of ETPM in December 1999, has advised SOSA of its intention to sell all of the shares as permitted by the ETPM acquisition agreement. SOSA has advised Vinci that it will organize the sale and it is SOSA's intention to buy the shares back in the second quarter of 2002. The transaction, with a guaranteed value of $113.6 million, will be funded through the use of existing credit facilities of SOSA and the sale of SOSA Common Shares to SNSA and other interested parties for up to $65.0 million. Refer to Note 5, "Business Acquisitions" for further discussion.

SNTG Restructuring Program (unaudited)

In early 2001, the Company embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce the cost base. One aspect of this initiative is an overhead reduction effort, announced in January, 2002, which management believes will save the Company approximately $10 million per year by 2003. The restructuring program will result in a one-time charge of approximately $10 million in 2002.

COMMON SHARES TRADING HISTORY (Unaudited)

For the year ended November 30, 2001

	NASDAQ (U.S. dollars)				OSE (Norwegian kroner)			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
High	18.00	20.27	20.45	14.55	166.50	185.50	189.00	130.00
Low	15.75	14.94	14.45	10.50	130.00	136.00	128.00	93.00

SHAREHOLDER INFORMATION

STOCK LISTINGS

Common Shares — On Oslo Stock Exchange under symbol SNI and on Nasdaq as an American Depositary Receipt ("ADR") under symbol SNSA

SHARES OUTSTANDING (as of November 30, 2001)

Common Shares – 54,917,749

COUNTRY OF INCORPORATION — Luxembourg

SHAREHOLDER INFORMATION MEETINGS

March 28, 2002 at 10:30 AM
Citibank
399 Park Avenue, 12th Floor
New York, NY 10043 U.S.A.

April 3, 2002 at 9:30 AM
Den norske Bank ASA
Auditorium
Stranden 21
N-0250 Oslo 2 Norway

ANNUAL GENERAL MEETING

May 2, 2002 at 2:00 PM
Services Généraux de Gestion S.A.
23, avenue Monterey
L-2086 Luxembourg

INTERNET ADDRESS

www.stolt-nielsen.com

FINANCIAL INFORMATION

Copies of press releases, quarterly earnings releases, annual report, and SEC Form 20-F are available on the internet at www.stolt-nielsen.com or by contacting:

Valerie Lyon
Stolt-Nielsen Ltd.
Aldwych House
71-91 Aldwych
London WC2B 4HN England
Telephone: 44 20 7611 8904
Fax: 44 20 7611 8965
E-Mail: vlyon@stolt.com

INVESTOR RELATIONS AND PRESS INQUIRIES

Shareholders, securities analysts, portfolio managers, representatives of financial institutions, and the press may contact:

Richard M. Lemanski
Stolt-Nielsen Inc.
8 Sound Shore Drive
Greenwich, CT 06836 U.S.A.
Telephone: 1 203 625 3604
Fax: 1 203 625 3525
E-Mail: rlemanski@stolt.com

TRANSFER AGENT AND REGISTRAR

Common Shares — VPS
Den norske Bank ASA
Stranden 21
N-0250 Oslo 2 Norway
Telephone: 47 22 94 94 93
Fax: 47 22 48 11 71
E-Mail: grethe.nes@dnb.no

DEPOSITARY BANK

Common Shares — ADRs
Citibank N.A.
ADR Department
111 Wall Street, 20th Floor
New York, NY 10043 U.S.A.
Telephone: 1 877 248 4237
www.citibank.com/adr

DIVIDENDS

Cash dividends are normally paid twice a year in U.S. dollars. On December 19, 2001, the Company paid an interim cash dividend for the 2001 fiscal year of $0.125 per Common share to shareholders of record as of December 5, 2001. The Company expects to pay a final cash dividend for the 2001 fiscal year of $0.125 per Common share to shareholders in May 2002.

Design: Inc Design, incdesign.com
Portions of this book printed on recycled paper.

STOLT-NIELSEN S.A.

c/o Stolt-Nielsen Ltd.
Aldwych House
71-91 Aldwych
London WC2B 4HN
England

Tel: 44 20 7611 8960
Fax: 44 20 7611 8965

www.stolt-nielsen.com

STOLT-NIELSEN TRANSPORTATION GROUP LTD.

8 Sound Shore Drive
P.O. Box 2300
Greenwich, CT 06836
U.S.A.

Tel: 1 203 625 9400
Fax: 1 203 661 7695

www.sntg.com

STOLT OFFSHORE S.A.

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex TW16 7HT
England

Tel: 44 19 3277 3700
Fax: 44 19 3277 3701

www.stoltoffshore.com

STOLT SEA FARM HOLDINGS PLC

c/o Stolt Sea Farm A.S.
Grev Wedels Plass 5
P.O. Box 370 Sentrum
0102 Oslo
Norway

Tel: 47 22 40 14 00
Fax: 47 22 40 14 14

www.stoltseafarm.com

OPTIMUM LOGISTICS LTD.

c/o Optimum Logistics Inc.
300 First Stamford Place,
Suite 4501
Stamford, CT 06902
U.S.A.

Tel: 1 203 323 9204
Fax: 1 203 323 9308

www.optimumlogistics.com

SEASUPPLIER LTD.

c/o SeaSupplier Ltd.
Jessica House, 3rd floor
Red Lion Square
191 Wandsworth High Street
London SW18 4LS
England

Tel: 44 20 8874 7264
Fax: 44 20 8874 7277

www.seasupplier.com

Time Sensitive Materials

CITIBANK

Depositary's Notice of Shareholders' Meeting of Stolt-Nielsen S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").
ADS CUSIP No.:	861565109.
ADS Record Date:	March 22, 2002.
Meeting Specifics:	Annual General Meeting - May 2, 2002 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 25, 2002.
Deposited Securities:	Common shares, no par value, of Stolt-Nielsen S.A., a company incorporated with limited liability under the laws of Luxembourg (the "Company").
ADS Ratio:	1 Common share to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Den norske Bank ASA, Oslo, Norway.
Deposit Agreement:	Deposit Agreement, dated as of December 22, 1995, among the Company, the Depositary and all Holders and Beneficial Holders from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to **10:00 A.M.** (New York City time) on **April 25, 2002.**

The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. **A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.***

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

* Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of Luxembourg and the Articles of Association of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Property represented by such Holders' ADSs.

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on April 25, 2002 for action to be taken.

2002 VOTING INSTRUCTIONS | **AMERICAN DEPOSITARY SHARES**

Stolt-Nielsen S.A (the "Company")

CUSIP No.:	861565109.
ADS Record Date:	March 22, 2002.
Meeting Specifics:	Annual General Meeting - May 2, 2002 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of December 22, 1995.
Deposited Securities:	Common shares no par value, of the Company.
Custodian:	Den norske Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

X Please mark your vote as in this example

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	FOR	AGAINST	ABSTAIN
1			
2			
3			
4			
5			
6(a)		N/A	
6(b)		N/A	
6(c)		N/A	
6(d)		N/A	
6(e)		N/A	
6(f)		N/A	
6(g)		N/A	
6(h)		N/A	
6(i)		N/A	
7			

SIGNATURE(S) ______________________ Date ____________

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

1. Approval of the Annual Meeting Date.
2. Approval of Financial Statements.
3. Determination of Dividends.
4. Discharge of Directors and Statutory Auditors.
5. Approval of Authorization of Share Repurchases.
6. Election of Directors.
   - (a) Jacob Stolt-Nielsen
   - (b) Niels G. Stolt-Nielsen
   - (c) Richard Fisher
   - (d) Kinichi Hirayama
   - (e) Erling C. Hjort
   - (f) Christer Olsson
   - (g) Jacob B. Stolt-Nielsen
   - (h) Christen Sveaas
   - (i) Christopher J. Wright
7. Election of Auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2002

STOLT-NIELSEN S.A.

By [signature]

Alan B. Winsor, Attorney-in-Fact